CHEVALIER

其士國際集團有限公司 (於百慕達註冊成立之有限公司)
CHEVALIER INTERNATIONAL HOLDINGS LIMITED (Incorporated in Bermuda with limited liability)
香港九龍灣宏開道八號其士商業中心二十二字樓 電話:(852) 2318 1818 傳真:(852) 2757 5138 網址:http://www.chevalier.com
22/F., CHEVALIER COMMERCIAL CENTRE, 8 WANG HOI ROAD, KOWLOON BAY, HONG KONG.
TEL: (852) 2318 1818 FAX: (852) 2757 5138 WEB SITE: http://www.chevalier.com

DIRECT FAX: (852) 2757 5669

Ref: CSD-L216-03
Exemption No. #82-4203

03037848

November 20, 2003

BY COURIER

PROCESSED
DEC 15 2003
THOMSON FINANCIAL

SUPPL

03 DEC -2 AM 7:21

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3 - 7
Washington D.C. 20549

Attn: Mr Elliot Staffin/ Ms Nina Mojiri-Azad

Dear Sirs

Re: Chevalier International Holdings Limited (Exemption No. #82-4203) ("the Company")

On behalf of Chevalier International Holdings Limited, a company incorporated in Bermuda with limited liability, I am furnishing herewith an Announcement dated 31st October, 2003 regarding the proposed privatisation of Chevalier Construction Holdings Limited by the Company by way of a Scheme of Arrangement; an Announcement dated 19th November, 2003 regarding the despatch of Circular in relation to Special General Meeting of the Company and a Circular dated 19th November, 2003 to the shareholders of the Company pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934.

Kindly acknowledge receipt of the said document by signing and returning the duplicate of this letter to us by post or by fax at (852) 27575669.

Should you have any queries, please feel free to contact our Mr Albert Mui at (852) 23315669 or Ms Nancy Chan at (852) 23315662.

Yours faithfully
For and on behalf of
CHEVALIER INTERNATIONAL HOLDINGS LIMITED

Acknowledge Receipt :

pls sign x and return

Date ______________

Albert CL Mui
Assistant Company Secretary

dlw 12/3

Encl

AM/nc

HONG KONG AUSTRALIA CANADA CHINA MACAU MALAYSIA MYANMAR PHILIPPINES SINGAPORE THAILAND USA VIETNAM

CHEVALIER

其士國際集團有限公司 (於百慕達註冊成立之有限公司)
CHEVALIER INTERNATIONAL HOLDINGS LIMITED (Incorporated in Bermuda with limited liability)
香港九龍灣宏開道八號其士商業中心二十二字樓 電話:(852) 2318 1818 傳眞:(852) 2757 5138 網址:http://www.chevalier.com
22/F., CHEVALIER COMMERCIAL CENTRE, 8 WANG HOI ROAD, KOWLOON BAY, HONG KONG.
TEL: (852) 2318 1818 FAX: (852) 2757 5138 WEB SITE: http://www.chevalier.com

DIRECT FAX: (852) 2757 5669

Ref: CSD-L216-03
Exemption No. #82-4203

November 20, 2003

BY COURIER

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3 - 7
Washington D.C. 20549

Attn: Mr Elliot Staffin/ Ms Nina Mojiri-Azad

Dear Sirs

Re: Chevalier International Holdings Limited (Exemption No. #82-4203) ("the Company")

On behalf of Chevalier International Holdings Limited, a company incorporated in Bermuda with limited liability, I am furnishing herewith an Announcement dated 31st October, 2003 regarding the proposed privatisation of Chevalier Construction Holdings Limited by the Company by way of a Scheme of Arrangement; an Announcement dated 19th November, 2003 regarding the despatch of Circular in relation to Special General Meeting of the Company and a Circular dated 19th November, 2003 to the shareholders of the Company pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934.

Kindly acknowledge receipt of the said document by signing and returning the duplicate of this letter to us by post or by fax at (852) 27575669.

Should you have any queries, please feel free to contact our Mr Albert Mui at (852) 23315669 or Ms Nancy Chan at (852) 23315662.

Yours faithfully
For and on behalf of
CHEVALIER INTERNATIONAL HOLDINGS LIMITED

Albert CL Mui
Assistant Company Secretary

Encl

AM/nc

HCMP 4896/2003

IN THE HIGH COURT OF THE HONG KONG SPECIAL ADMINISTRATIVE REGION COURT OF FIRST INSTANCE MISCELLANEOUS PROCEEDINGS NO. 4896 OF 2003

IN THE MATTER OF U-CYBER TECHNOLOGY HOLDINGS LIMITED (航宇數碼科技控股有限公司)

and

IN THE MATTER OF THE COMPANIES ORDINANCE, CHAPTER 32 OF THE LAWS OF HONG KONG

NOTICE OF PRESENTATION AND HEARING OF PETITION FOR REDUCTION OF SHARE CAPITAL

NOTICE IS HEREBY GIVEN pursuant to the Order of The Honourable Mr. Justice Barma dated 18th November 2003 that:

A Petition was presented to the Court of First Instance by the above-named Company U-CYBER TECHNOLOGY HOLDINGS LIMITED ("the Company") on 7th November 2003 for the confirmation of the reduction of the share capital of the Company from HK$1,000,000,000.00 divided into 1,000,000,000 shares of HK$1.00 each to HK$250,000,000.00 divided into 1,000,000,000 shares of HK$0.25 each and that such reduction be effected by canceling paid up capital to the extent of HK$0.75 upon each of the 490,584,391 shares in issue and by reducing the nominal amount of all issued and unissued shares in the capital of the Company from HK$1.00 per share to HK$0.25 per new share.

AND NOTICE IS FURTHER GIVEN that the said Petition has been fixed to be heard on Tuesday, the 16th day of December 2003 at 9:30 a.m. before the Honourable Mr. Justice Barma of the Court of First Instance, High Court Building, Queensway, Hong Kong.

Any Creditor or Shareholder of the Company desiring to oppose the making of an Order for the confirmation of the said reduction of share capital should appear at the time of hearing in person or by Counsel for that purpose.

A copy of the said Petition will be furnished to any such person requiring the same by the undermentioned Solicitors on payment of the regulated charge for the same.

Dated the 20th day of November 2003.

Alfred Lam, Keung & Ko
Solicitors for the Company
Room 2107-9, Wing On Centre,
111 Connaught Road Central, Hong Kong
Ref No.: WM/012241/EK/PH-0

申請酒牌續期啟事
景福火鍋海鮮酒家

現特通告：帥麗斯其地址為新界沙田新翠邨新維樓1616室現向酒牌局申請位於新界屯門屯門市廣場第一期3樓3101-3150號舖景福火鍋海鮮酒家的酒牌續期。凡反對是項申請者，請於此公告登報之日十四天內，將已簽署及申明理由之反對書，寄交新界沙田排頭街1-3號2字樓酒牌局秘書收。

日期：二零零三年十一月二十日

APPLICATION FOR RENEWAL OF LIQUOR LICENCE
ROYAL PLAZA HOT POT SEAFOOD RESTAURANT

Notice is hereby given that Madam SUI Lai Sze of Flat 1616, Sun Wai House, Sun Chui Estate, Shatin, N.T. is applying to the Liquor Licensing Board for renewal of the Liquor Licence in respect of Royal Plaza Hot Pot Seafood Restaurant at Shop No. 3101-3150, 3/F., Phase I, Tuen Mun Town Plaza, Tuen Mun, N.T. Any person who knows any reason why this renewal should not be granted should send a written and signed statement of the facts to the Secretary, Liquor Licensing Board, 2/F., 1-3 Pai Tau Street, Sha Tin, New Territories within 14 days from the date of this notice.

Date: 20 November, 2003

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHEVALIER

Chevalier International Holdings Limited

(incorporated in Bermuda with limited liability)

DESPATCH OF CIRCULAR IN RELATION TO SPECIAL GENERAL MEETING

CHEVALIER

Chevalier Construction Holdings Limited

(incorporated in Bermuda with limited liability)

DELAY IN DESPATCH OF THE SCHEME DOCUMENT IN RELATION TO THE PROPOSAL

The making of the Proposal by CIHL is subject to, among other things, CIHL Independent Shareholders' approval at the special general meeting of CIHL to be held on Friday, 5th December, 2003. A circular of CIHL containing, among other things, the notice of the special general meeting of CIHL has been despatched to CIHL Shareholders on 19th November, 2003.

CIHL Shareholders, CCHL Shareholders and potential investors in CIHL and/or CCHL should be aware that the CIHL Independent Shareholders may or may not approve the making of the Proposal and therefore the Proposal may or may not be made by CIHL. They are advised to exercise caution when dealing in the CIHL Shares and/or CCHL Shares.

Subject to the approval by the CIHL Independent Shareholders at the special general meeting of CIHL, a Scheme Document is required to be despatched to CCHL Shareholders on or before 21st November, 2003, being 21 days from the date of the Joint Announcement. However, as additional time is required to accommodate the holding of the special general meeting of CIHL, the filing of the relevant court documents to the Bermuda Court and the court hearing to fix the Court Meeting date, the despatch of the Scheme Document to the CCHL Shareholders will be delayed.

An application has been made to the SFC for consent to the extension of the deadline for despatch of the Scheme Document to the CCHL Shareholders to 24th December, 2003 in order to accommodate the timetable for the holding of the special general meeting of CIHL and the fixing of the Court Meeting date for the purpose of considering and, if thought fit, approving the Scheme.

Reference is made to the announcement jointly made by CIHL and CCHL dated 31st October, 2003 (the "Joint Announcement"). Capitalised terms used in this announcement shall have the same meanings as defined in the Joint Announcement unless stated herein otherwise.

DESPATCH OF CIHL CIRCULAR TO CIHL SHAREHOLDERS

As mentioned in the Joint Announcement, the making of the Proposal by CIHL is subject to the approval of the Proposal (by way of poll) by the CIHL Independent Shareholders at the special general meeting of CIHL. The circular of CIHL (the "CIHL Circular") containing, among other things, a notice of the special general meeting of CIHL has been despatched to CIHL Shareholders on 19th November, 2003.

Pro forma financial effect of the Proposal on CIHL

Following is the reproduction of the pro forma financial effect of the Proposal on CIHL as contained in the CIHL Circular.

"Effect on earnings

The table below set out the effects of the Proposal on the earnings of CIHL group based on the assumption that the privatisation of CCHL by CIHL had been completed at the beginning of the financial year ended 31st March, 2003.

	HK$ million
Net profit of CIHL Group for the year ended 31st March, 2003	101.91
Less: Cost of funding *(Note 1)*	(0.8)
Add: Increase in earnings	
Share of the remaining 64.1% interest in the profit of HK$7.42 million of CCHL for the year ended 31st March, 2003	4.76
Recognition of HK$9.1 million negative goodwill arising from the Proposal as income, on a straight-line basis, over 5 years *(Note 2)*	1.82
Expected cost saving (administrative, regulatory and legal costs due to the delisting of CCHL on the Stock Exchange)	1.25
Pro forma net profit of the CIHL Group	**108.94**

Notes:

1. the cost of funding represents annual interest cost that would be incurred by CIHL based on the interest rate charged under the general banking facilities to be utilised by CIHL for the Proposal.

2. Negative goodwill represents the excess of CIHL Group's share of the remaining 64.1% interest in the net asset value of CCHL over the consideration payable for the acquisition of the remaining interest. For illustrative purpose, the Cancellation Price and the net asset value of CCHL as at 31st March, 2003 of approximately HK$76 million, the latest published data close to the net asset value on completion of the Proposal, are adopted in the calculation of the negative goodwill.

The earnings per CIHL Share, based on 275,708,398 CIHL Shares in issue as at the Latest Practicable Date, will be increased from HK$0.37 to HK$0.40 after successful implementation of the Proposal.

Effect on net tangible asset value

The table below set out the effects of the Proposal on the net tangible asset value of CIHL based on the assumption that the privatisation of CCHL by CIHL had been completed on 31st March, 2003.

	HK$ million	*HK$ million*
Net asset value of CIHL Group as at 31st March, 2003		2,252.6
Less: intangible assets		
- goodwill on acquisition of subsidiaries	(3.6)	
- negative goodwill on acquisition of an associate	0.3	
- goodwill on acquisition of an associate	(2.4)	(5.7)
- other intangible assets		(4.1)
Net tangible asset value of CIHL group as at 31st March, 2003		2,242.8
Add: Negative goodwill arising from acquisition of 64.1% issued share capital of CCHL		
- 64.1% share of audited consolidated net tangible assets of CCHL as at 31st March, 2003	49.0	
- consideration payable to the Scheme Shareholders pursuant to the Proposal	(39.9)	9.1
Pro forma net tangible asset value of CIHL group		**2,251.9**

The net tangible asset value per CIHL Shares, based on 275,708,398 CIHL Shares in issue as at the Latest Practicable Date, will be increased from HK$8.13 per CIHL Share to HK$8.17 after successful implementation of the Proposal."

Warning:

CIHL Shareholders, CCHL Shareholders and potential investors in CIHL and/or CCHL should be aware that the CIHL Independent Shareholders may or may not approve the making of the Proposal and therefore the Proposal may or may not be made by CIHL. They are advised to exercise caution when dealing in the CIHL Shares and/or CCHL Shares.

DELAY IN DESPATCH OF THE SCHEME DOCUMENT TO CCHL SHAREHOLDERS

Subject to the approval of the making of the Proposal by the CIHL Independent Shareholders at the special general meeting of CIHL, a scheme document (the "Scheme Document") containing, inter alia, further details of the Proposal, the expected timetable, an explanatory statement as required under the Companies Act, information regarding the CCHL Group, the recommendation of the independent board committee of CCHL with respect to the Proposal, a letter of advice from Quam Capital Limited to the independent board committee of CCHL, a notice of the Court Meeting and a notice of the special general meeting of CCHL is required to be despatched to CCHL Shareholders on or before 21st November, 2003, being 21 days from the date of the Joint Announcement as required under the Takeovers Code.

However, as additional time is required to accommodate the holding of the special general meeting of CIHL which is to be held on 5th December, 2003, the filing of the relevant court documents to the Bermuda Court and the court hearing to fix the Court Meeting date, it is anticipated that the Scheme Document would not be despatched to CCHL Shareholders on or before 21st November, 2003.

In anticipation of the delay in despatch of the Scheme Document to CCHL Shareholders, an application has been made to the Securities and Futures Commission ("SFC") for consent to the extension of the deadline for despatch of the Scheme Document to CCHL Shareholders to 24th December, 2003 in order to accommodate the timetable for the holding of the special general meeting of CIHL, the filing of the relevant court documents to the Bermuda Court and the court hearing to fix the Court Meeting date.

By order of the board of directors of **Chevalier International Holdings Limited**	By order of the board of directors of **Chevalier Construction Holdings Limited**
Chow Yei Ching	**Chow Yei Ching**
Chairman and Managing Director	*Chairman*

Hong Kong, 19th November, 2003

The CIHL Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the CCHL Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statements in this announcement misleading.

The CCHL Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the CIHL Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statements in this announcement misleading.

(Page 1)

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
(incorporated in Bermuda with limited liability)

CHEVALIER CONSTRUCTION HOLDINGS LIMITED
(incorporated in Bermuda with limited liability)

JOINT ANNOUNCEMENT PROPOSED PRIVATISATION OF CHEVALIER CONSTRUCTION HOLDINGS LIMITED BY CHEVALIER INTERNATIONAL HOLDINGS LIMITED BY WAY OF A SCHEME OF ARRANGEMENT (UNDER SECTION 99 OF THE BERMUDA COMPANIES ACT) AT THE CANCELLATION PRICE OF HK$0.25 PER SCHEME SHARE AND RESUMPTION OF TRADING

CONNECTED TRANSACTION FOR CHEVALIER INTERNATIONAL HOLDINGS LIMITED

Financial Adviser to
CHEVALIER INTERNATIONAL HOLDINGS LIMITED

Somerley Limited

Independent financial adviser to the board of directors of Chevalier International Holdings Limited

Access Capital Limited

Independent financial adviser to the independent board committee of Chevalier Construction Holdings Limited

Quam Financial Services Group
華富嘉洛證券融資有限公司
Quam Capital Limited
A Member of The Quam Group

The CIHL Board and CCHL Board jointly announce that on 30th October, 2003, CIHL requested the CCHL Board to put forward a proposal to the Scheme Shareholders regarding a proposed privatisation of CCHL by way of the scheme.

The Proposal, if made, will be subject to, among other things, the approval by the CCHL Independent Shareholders at the Court Meeting. CIHL, CIHL Directors and their respective concert parties have agreed to, and will abstain from voting at the Court Meeting.

CIHL proposes that all Scheme Shares be cancelled in exchange for HK$0.25 in cash for each Scheme Share. As at the date of this announcement, the Scheme Shareholders were interested in 159,614,556 CCHL Shares, representing approximately 64.1% of the issued share capital of CCHL. The amount of cash required in order to effect the Proposal is approximately HK$39.9 million. As at the date of this announcement, there were no outstanding options, warrants or convertible securities issued by CCHL. The aggregate Cancellation Price payable under the Proposal will be financed by general banking facilities available to CIHL. Somerley Limited, the financial adviser to CIHL, is satisfied that CIHL has sufficient financial resources for the implementation of the Proposal.

Following the effective date of the Proposal, the listing of CCHL Shares on the Stock Exchange will be withdrawn and CCHL will become a wholly owned subsidiary of CIHL. The Proposal is conditional upon the fulfillment or waiver of, as applicable, the conditions described in the section titled "Conditions of the Proposal" below. All conditions will have to be fulfilled or waived, as applicable, on or before 31st March, 2004 (or such later date as CIHL and CCHL may agree or as the Supreme Court of Bermuda may direct).

As Dr. Chow, Mr. Kuok and Mr. Tam have interests in CCHL Shares, Rule 2.4 of the Takeovers Code requires that an independent financial adviser be appointed to advise the CIHL Board as regards the Proposal. CIHL has appointed Access Capital Limited as the independent financial adviser to advise the CIHL Board. Access Capital Limited has given an opinion to the CIHL Board that the Proposal is in the interest of CIHL Shareholders as a whole. The Proposal is subject to CIHL Independent Shareholders' approval pursuant to Rule 2.4 of the Takeovers Code.

The Proposal also constitutes a connected transaction for CIHL under the Listing Rules. The Listing Rules requires approval from the CIHL Independent Shareholders for the implementation of the Proposal. A special general meeting of CIHL will be convened for the CIHL Independent Shareholders to consider and, if thought fit, to approve the Proposal.

A circular of CIHL containing, among other things, details of the Proposal, the letter of advice from Access Capital Limited to the CIHL Board and a notice of the special general meeting of CIHL will be despatched to the CIHL Shareholders as soon as practicable.

Subject to the approval of the Proposal by the CIHL Independent Shareholders, a document will be despatched to CCHL Shareholders containing, among other things, further details of the Proposal, the expected timetable, an explanatory statement as required under the Companies Act, information on CCHL and CIHL, the recommendations of the independent board committee of CCHL in respect of the Proposal, a letter of advice from the independent financial adviser to such independent board committee, a notice of the Court Meeting and a notice of the special general meeting of CCHL in accordance with the Takeovers Code. Quam Capital Limited has been appointed the independent financial adviser, subject to the approval of the Proposal by the CIHL Independent Shareholders, to advise the independent board committee of CCHL as regards the Proposal.

At the request of CIHL and CCHL, trading in the CIHL Shares and CCHL Shares on the Stock Exchange was suspended from 9:30 a.m. on Friday, 31st October, 2003 pending release of this announcement. Applications have been made by CIHL and CCHL to the Stock Exchange for the resumption of trading in the CIHL Shares and the CCHL Shares with effect from 9:30 a.m. on Monday, 3rd November, 2003.

CIHL Shareholders, CCHL Shareholders and potential investors should be aware that the making of the Proposal by CIHL and the implementation of the Proposal is subject to the conditions as set out below being fulfilled or waived, as applicable, and thus may or may not become effective. Accordingly, they are advised to exercise caution when dealing in the securities of CIHL and CCHL.

INTRODUCTION

On 30th October, 2003, CIHL requested the CCHL Board to put forward a proposal to the Scheme Shareholders regarding a proposed privatisation of CCHL by way of the Scheme involving the cancellation of all the Scheme Shares, as a result of which CCHL will become a wholly owned subsidiary of CIHL.

TERMS OF THE PROPOSAL

The Cancellation Price per Scheme Share under the Proposal will be payable in cash which represents:

(a) a premium of approximately 16.3% over the closing price of HK$0.215 per CCHL Share as quoted on the Stock Exchange on the Last Trading Day;

(b) a premium of approximately 16.3% over the average closing price of approximately HK$0.215 per CCHL Share based on the daily closing prices as quoted on the Stock Exchange over the 10 trading days up to and including the Last Trading Day;

(c) a premium of approximately 23.8% over the average closing price of approximately HK$0.202 per CCHL Share based on the daily closing prices as quoted on the Stock Exchange over the 30 trading days up to and including the Last Trading Day;

(d) a premium of approximately 37.4% over the average closing price of approximately HK$0.182 per CCHL Share based on the daily closing prices as quoted on the Stock Exchange over the 60 trading days up to and including the Last Trading Day; and

(e) a discount of approximately 18.6% to the audited consolidated net asset value per CCHL Share of HK$0.307 as at 31st March, 2003.

As at the date of this announcement, there were 249,000,000 CCHL Shares in issue and the Scheme Shareholders were interested in 159,614,556 CCHL Shares, representing approximately 64.1% of the issued share capital of CCHL.

The Cancellation Price was arrived at after taking into consideration, among other things, the prevailing and historical market price of the CCHL Shares and the net asset value of CCHL. On the basis of the Cancellation Price per Scheme Share, the Proposal values the entire issued share capital of CCHL at approximately HK$62.3 million. The aggregate Cancellation Price payable under the Proposal amounting to approximately HK$39.9 million will be financed by general banking facilities available to CIHL. Somerley Limited, the financial adviser to CIHL, is satisfied that sufficient financial resources are available to CIHL for the implementation of the Proposal.

The Proposal will provide that the Scheme Shares be cancelled and, in consideration thereof, each Scheme Shareholder will be entitled to receive HK$0.25 in cash for every Scheme Share held.

INDEPENDENT FINANCIAL ADVICE

As at the date of this announcement, Dr. Chow, the chairman of the CIHL Board, has a direct interest in 61,036,489 CCHL Shares; Mr. Kuok, a CIHL Director, has a direct interest in 1,326,437 CCHL Shares; and Mr. Tam, a CIHL Director, has a direct interest in 632,938 CCHL Shares. As the CIHL Directors are presumed to be acting in concert with CIHL under the Takeovers Code, Rule 2.4 of the Takeovers Code requires that an independent financial adviser be appointed to advise the CIHL Board as regards the Proposal. CIHL has appointed Access Capital Limited as the independent financial adviser to advise the CIHL Board. Access Capital Limited has given an opinion to the CIHL Board that the Proposal is in the interest of CIHL Shareholders as a whole. The Proposal is subject to CIHL Independent Shareholders' approval pursuant to Rule 2.4 of the Takeovers Code.

As Dr. Chow is the controlling shareholder of CIHL, a CIHL Director and a substantial shareholder of CCHL, the Proposal involving the acquisition of CCHL Shares by CIHL constitutes a connected transaction for CIHL under Rule 14.23 (1)(b) of the Listing Rules. The Proposal also involves acquisition by CIHL of CCHL Shares from Dr. Chow, Mr. Kuok and Mr. Tam who are the CIHL Directors. Such acquisitions also constitute connected transaction for CIHL under Rule 14.23 (1)(a) of the Listing Rules.

As the Proposal constitutes connected transactions for CIHL, the Listing Rules requires that the Proposal be disclosed by press notice and included in CIHL's next published annual report and accounts. It is also required under the Listing Rules that the Proposal be subject to CIHL Independent Shareholders' approval. A special general meeting of CIHL will be convened for the CIHL Independent Shareholders to consider and, if thought fit, to approve the Proposal. A circular containing the details of the Proposal and the notice of the special general meeting of CIHL will be despatched to the CIHL Shareholders as soon as practicable.

INFORMATION ON THE CCHL GROUP

The chart below illustrates the shareholding structure of CCHL as at the date of this announcement:


CIHL
Dr. Chow and his concert parties
Other CCHL Directors and their respective concert parties
Public
35.90%
24.51%
0.79%
38.80%
CCHL

The CCHL Group is principally engaged in building construction, building maintenance and civil engineering in Hong Kong.

A summary of the audited consolidated results of the CCHL Group for each of the two years ended 31st March, 2003 is set out below:

	Year ended 31st March, 2002 HK$'000	2003 HK$'000
Turnover	526,927	225,498
Profit from operations	6,514	18,043
Profit before taxation	7,376	19,231
Profit after tax but before minority interest	6,850	7,604
Profit attributable to CCHL Shareholders	6,723	7,418

As at 31st March, 2003, the audited consolidated net asset value of the CCHL Group was approximately HK$76.4 million, representing HK$0.307 per CCHL Share (based on 249,000,000 CCHL Shares in issue as at the date of this announcement).

INFORMATION ON CIHL GROUP

The chart below illustrates the shareholding structure of CIHL as at the date of this announcement:


Public
Dr. Chow and his concert parties
Other CIHL Directors and their respective concert parties
45.54%
54.31%
0.15%
CIHL

CIHL is an investment holding company. CIHL, through its subsidiaries, is principally engaged in marketing, installation and maintenance of lifts and escalators, curtain walls and aluminum windows, air-conditioning systems, electrical and mechanical systems, power equipment and industrial equipment; environmental engineering; supply and installation of building materials and equipment; sale, servicing and leasing of automobiles; property development, investment and management; hotel investment and management; insurance underwriting and brokerage; provision of a wide range of voice and data communication equipment and services, system integrated IT solutions; and sale, distribution and servicing of business machines.

SHAREHOLDING STRUCTURE

The table below sets out in detail the shareholding structure of CIHL and CCHL as at the date of this announcement and that of CCHL immediately upon completion of the Proposal:

	At the date of this announcement				Upon successful implementation of the Proposal	
	Number of CIHL Shares	(%)	Number of CCHL Shares	(%)	Number of CCHL Shares	(%)
CIHL	N/A	N/A	89,385,444	35.90	89,385,444	100.00
Dr. Chow and his concert parties	149,739,351	54.31	61,036,489	24.51	-	-
Mr. Kuok and his concert parties	98,216	0.04	1,326,437	0.53	-	-
Mr. Tam and his concert parties	201,488	0.07	632,938	0.26	-	-
Mr. Fung Pak Kwan and his concert parties	91,290	0.03	-	-	-	-
Mr. Kan Ka Hon and his concert parties	29,040	0.01	-	-	-	-
Subtotal of CIHL and its concert parties	150,159,385	54.46	152,381,308	61.20	-	-
Public	125,549,013	45.54	96,618,692	38.80	-	-
	275,708,398	100.00	249,000,000	100.00	89,385,444 (Note)	100.00

Note: the Scheme Shares will be cancelled as part of the Proposal

Dr. Chow is the chairman of both CIHL and CCHL. He is also a CIHL Director and a CCHL Director. Mr. Kuok is a CIHL Director and a CCHL Director. Mr. Tam is a CIHL Director and a CCHL Director. Both Mr. Kan Ka Hon and Mr. Fung Pak Kwan are CIHL Directors.

Upon the completion of the Proposal, CCHL will become a wholly owned subsidiary of CIHL and the listing of the CCHL Shares on the Stock Exchange will be withdrawn.

There are no outstanding options, warrants or convertible securities in CCHL as at the date of this announcement.

As mentioned above, the making of the Proposal by CIHL is subject to CIHL Independent Shareholders' approval. As at the date of this announcement, all the CIHL Directors and their respective concert parties are in aggregate interested in 150,159,385 CIHL Shares. As all CIHL Directors are presumed to be acting in concert with CIHL under the Takeovers Code, they and their respective concert parties have agreed to, and will abstain from voting in respect of their respective interests in CIHL Shares on the Proposal at the special general meeting of CIHL.

The Proposal, if made, will be subject to, among other things, approval by the CCHL Independent Shareholders at the Court Meeting. CIHL will not vote at the Court Meeting and CCHL Shares held by CIHL will not form part of the Scheme Shares. Dr. Chow, Mr. Kuok and Mr. Tam and their respective concert parties have agreed to, and will abstain from voting on the Proposal at the Court Meeting but the CCHL Shares they hold will form part of the Scheme Shares.

CIHL, Dr. Chow, Mr. Kuok and Mr. Tam have indicated that if the Proposal is approved at the Court Meeting, they will vote or will procure the voting of their beneficial interests in CCHL in favour of the special resolution to be proposed at the special general meeting of CCHL to be convened following the Court Meeting to approve and give effect to the Proposal (including the cancellation of the Scheme Shares and the reduction of the issued share capital of CCHL).

None of CIHL, CIHL Directors and their respective concert parties has dealt for value in CCHL Shares during the six-month period up to and including the date of this announcement.

REASONS FOR AND BENEFITS OF THE PROPOSAL

Reasons for CIHL

CCHL Shares have been trading at a discount to its net asset value and the trading volume of the CCHL Shares has been thin. For the two years period up to and including 30th October, 2003, the CCHL Shares have been traded within the range of HK$0.052 to HK$0.215 per CCHL Share with an average closing price of the CCHL Shares at approximately HK$0.116 per CCHL Share. Such average closing price represents a discount of approximately 62.2% to the audited consolidated net asset value per CCHL Share of HK$0.307 as at 31st March, 2003. The average daily trading volume of the CCHL Shares for the two years period up to and including the Last Trading Day was 34,966 CCHL Shares. Such daily trading volume represents about 0.01% of the issued share capital of CCHL as at the date of this announcement. Given the discount of the market price to the net asset value per CCHL Share and the low liquidity of the CCHL Shares on the Stock Exchange, the CCHL Directors are of the opinion that should CCHL wish to raise additional funds for its business, it may be difficult for CCHL to do so through the equity market.

Since the listing of the Shares on the Stock Exchange in January 1996, CCHL has not raised funds in the open market, save and except for a subscription agreement entered into with Wealthy Town Investments Limited, a company beneficially owned by one of the directors of a subsidiary of CCHL in 2000.

It has been difficult for CCHL, given CCHL's small net asset base, to obtain financing and banking facilities to fund its business development and to participate in sizeable construction projects. After successful implementation of the Proposal, CCHL will become a wholly owned subsidiary of the CIHL which is in a position to give full financial support to CCHL in terms of future business development. CIHL Directors expect that, as part of the CIHL Group with a substantial asset base, CCHL will be in a better position to tender for sizeable construction projects upon completion of the Proposal as the economy, particularly the property market improves.

The Proposal would also result in the elimination of all connected transactions between CCHL and CIHL and in turn streamline the administrative, regulatory and compliance obligations of the CIHL Group.

Taking into accounts the above-mentioned factors, the CIHL Directors consider that the Proposal is in the interests of CIHL Shareholders.

It is the intention of CIHL to maintain the existing business of the CCHL Group upon the successful privatisation of CCHL. CIHL has no intention to seek a listing of CCHL Shares on any stock exchange in the foreseeable future.

Benefit for CCHL Shareholders

The Cancellation Price represents a premium of approximately 16.3%, 23.8% and 37.4% over the average daily closing price of CCHL Shares over the 10-trading days, 30-trading days and 60-trading days respectively up to and including the Last Trading Day. The average daily trading volume for the last two years period up to and including 30th October, 2003 represents about 0.01% of the CCHL Shares in issue as at the date of this announcement. In view of the prevailing market price and the low liquidity of the CCHL Shares, the CCHL Directors believe that the Proposal provides an opportunity for all Scheme Shareholders to realise their investments in CCHL at a premium to the prevailing market price of the CCHL Shares. The Cancellation Price also represents a discount of about 18.6% to the audited consolidated net assets value per CCHL Share as at 31st March, 2003.

CONDITIONS OF THE PROPOSAL

The making of the Proposal by CIHL is subject to the approval of the Proposal (by way of poll) by the CIHL Independent Shareholders at the special general meeting of CIHL. All the CIHL Directors and their respective concert parties and associates will abstain from voting.

Warning:
CIHL Shareholders, CCHL Shareholders and potential investors in CIHL and/or CCHL should be aware that the CIHL Independent Shareholders may or may not approve the Proposal and therefore the Proposal may or may not be made by CIHL. They are advised to exercise caution when dealing in the CIHL Shares and/or CCHL Shares.

The Proposal, if made by CIHL, will become effective and binding on all Scheme Shareholders, subject to the fulfillment or waiver (as applicable) of the following conditions:

(a) the approval of the Proposal (by way of poll) by a majority in number of the CCHL Independent Shareholders representing not less than three-fourths in value of the Scheme Shares present and voting either in person or by proxy at the Court Meeting to consider the Proposal, provided that:

(i) the Scheme is approved by at least 75% of votes attaching to the Scheme Shares held by the CCHL Independent Shareholders present and voting either in person or by proxy; and

(ii) the number of votes cast against the resolution to approve the Proposal is not more than 10% of the votes attaching to the Scheme Shares held by the CCHL Independent Shareholders;

(b) the passing of a special resolution at the special general meeting of CCHL to be convened following the Court Meeting to approve and give effect to the Proposal (including the cancellation of the Scheme Shares and the reduction of the issued share capital of CCHL) by a majority of at least three-fourths of votes cast by the CCHL Shareholders present and voting, in person or by proxy;

(c) the sanction of the Proposal (with or without modification) by the Supreme Court of Bermuda and the delivery to the Registrar of Companies in Bermuda of a copy of the order of the Supreme Court of Bermuda for registration;

(d) the necessary compliance with the requirements of Section 46 of the Companies Act in relation to the reduction of the issued share capital of CCHL as regards the Scheme Shares;

(e) all Authorisations in connection with the Proposal having been obtained from, with or by (as the case may be) the Relevant Authorities, in Bermuda and/or Hong Kong and/or any other relevant jurisdictions;

(f) all Authorisations remaining in full force and effect without variation, and all necessary statutory or regulatory obligations in all relevant jurisdictions having been complied with and no requirement having been imposed by any Relevant Authorities which is not expressly provided for, or is in addition to requirements expressly provided for, in relevant laws, rules, regulations or codes in connection with the Proposal or any matters, documents (including circulars) or things relating thereto, in each aforesaid case up to and at the time when the Proposal becomes effective;

(g) all other necessary consents which may be required under any existing contractual obligations of CCHL being obtained; and

(h) all other necessary consents which may be required under any existing contractual obligations of CIHL being obtained.

CIHL reserves the right to waive conditions (g) and/or (h), either in whole or in respect of any particular matter. In the event that condition (e) or (f) is not fulfilled by reason of an Authorisation not having been obtained, CIHL reserves the right to assess the materiality of such non-fulfillment and to waive the fulfillment of such condition to such extent where it considers appropriate. Conditions (a) to (d) cannot be waived in any event. All of the above conditions will have to be fulfilled or waived, as applicable, on or before 31st March, 2004 (or such other date as CIHL and CCHL may agree or as the Supreme Court of Bermuda may direct), otherwise the Proposal will lapse. An announcement will be made by CIHL and CCHL if the Proposal lapses.

Warning:
CIHL Shareholders, CCHL Shareholders and potential investors in CIHL and/or CCHL should be aware that the implementation of the Proposal is subject to the conditions as set out above being fulfilled or waived, as applicable, and thus may or may not become effective. They are advised to exercise caution when dealing in the CIHL Shares and/or CCHL Shares.

WITHDRAWAL OF LISTING OF SHARES

Upon the Proposal becoming effective, all the Scheme Shares will be cancelled. Share certificates for the CCHL Shares held by the Scheme Shareholders will thereafter cease to have effect as documents or evidence of title. CCHL will apply to the Stock Exchange for the withdrawal of the listing of the CCHL Shares on the Stock Exchange. The Scheme Shareholders will be notified by way of a press announcement of the exact dates on which the Proposal and the withdrawal of the listing of the Shares on the Stock Exchange will become effective. The Proposal will lapse if it does not become effective on or before 31st March, 2004 or such later date as CIHL and CCHL may agree or as the Supreme Court of Bermuda may direct, and the Scheme Shareholders will be notified by way of a press announcement accordingly. A detailed timetable of the Proposal will be included in a scheme document of CCHL to be despatched to CCHL Shareholders, which will also contain, inter alia, further details of the Proposal.

The listing of the CCHL Shares will not be withdrawn if the Proposal is not approved or lapses.

OVERSEAS CCHL SHAREHOLDERS

The making of the Proposal to persons not resident in Hong Kong may be subject to the laws of the relevant jurisdictions. Such persons should inform themselves about and observe any applicable legal or regulatory requirements. It is the responsibility of any overseas CCHL Shareholders wishing to accept the Proposal to satisfy themselves as to the full observance of the laws of the relevant jurisdiction in connection therewith, including the obtaining of any governmental, exchange control or other consents which may be required, or the compliance with other necessary formalities and the payment of any issue, transfer or other taxes due in such jurisdiction.

SUSPENSION AND RESUMPTION OF TRADING

At the request of CIHL and CCHL, trading in the CIHL Shares and CCHL Shares on the Stock Exchange was suspended from 9:30 a.m. on Friday, 31st October, 2003 pending the release of this announcement. Applications have been made by CIHL and CCHL to the Stock Exchange for the resumption of trading in the CIHL Shares and CCHL Shares with effect from 9:30 a.m. on Monday, 3rd November, 2003.

GENERAL

A circular of CIHL containing, among other things, details of the Proposal, the letter of advice from Access Capital Limited to the CIHL Board and a notice of the special general meeting of CIHL will be despatched to the CIHL Shareholders as soon as practicable.

An independent board committee of the CCHL Board will be formed to advise the CCHL Independent Shareholders in connection with the Proposal. Quam Capital Limited has been appointed, subject to the approval of the Proposal by CIHL Independent Shareholders at the special general meeting of CIHL, to advise the independent board committee of CCHL in connection with the Proposal.

Subject to the approval of the Proposal by the CIHL Independent Shareholders at the special general meeting of CIHL, a scheme document containing, inter alia, further details of the Proposal, the expected timetable, an explanatory statement as required under the Companies Act, information regarding the CCHL Group, the recommendation of the independent board committee of CCHL with respect to the Proposal, a letter of advice from Quam Capital Limited to the independent board committee of CCHL, a notice of the Court Meeting and a notice of the special general meeting of CCHL will be despatched to the CCHL Shareholders as soon as practicable and in compliance with the requirements of the Takeovers Code.

DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise.

"associate"	has the meaning ascribed to it under the Listing Rules
"Authorisation(s)"	all necessary authorisations, registrations, filing, rulings, consents, permissions and approvals in connection with the Proposal
"Cancellation Price"	HK$0.25 in cash per CCHL Share
"CCHL"	Chevalier Construction Holdings Limited, an exempted company incorporated in Bermuda with limited liability, the shares of which are listed on the Stock Exchange, and in respect of which 35.9% of the issued share capital is owned by CIHL as at the date of this announcement
"CCHL Board"	board of CCHL Directors
"CCHL Director(s)"	director(s) of CCHL
"CCHL Group"	CCHL and its subsidiaries
"CCHL Independent Shareholder(s)"	shareholders of CCHL Shares (other than CIHL, CIHL Directors and any of their respective associates and parties acting in concert with them)
"CCHL Share(s)"	share(s) of HK$0.1 each in the capital of CCHL
"CIHL"	Chevalier International Holdings Limited, an exempted company incorporated in Bermuda with limited liability, the shares of which are listed on the Stock Exchange
"CIHL Board"	board of CIHL Directors
"CIHL Director(s)"	director(s) of CIHL
"CIHL Group"	CIHL and its subsidiaries
"CIHL Independent Shareholder(s)"	holder(s) of CIHL Share(s) (other than CIHL Directors and their respective associates and parties acting in concert with them)
"CIHL Share(s)"	share(s) of HK$1.25 each in the capital of CIHL
"CIHL Shareholder(s)"	holder(s) of CIHL Shares
"Companies Act"	the Companies Act 1981 of Bermuda (as amended)
"Court Meeting"	a meeting of the CCHL Independent Shareholders to be convened at the direction of the Supreme Court of Bermuda to consider the Proposal
"Dr. Chow"	Dr. Chow, the chairman of both CIHL Board and CCHL Board
"Last Trading Day"	30th October, 2003, being the last trading day prior to the suspension of trading in the CIHL Shares and CCHL Shares pending the release of this announcement
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Mr. Kuok"	Mr. Kuok Hoi Sang, a CIHL Director and a CCHL Director
"Mr. Tam"	Mr. Tam Kwok Wing, a CIHL Director and a CCHL Director
"Proposal"	the proposal for the privatisation of CCHL by CIHL by way of the Scheme
"Relevant Authorities"	appropriate government and/or governmental bodies, regulatory bodies, courts or institutions
"Scheme"	scheme of arrangement under section 99 of the Companies Act involving the cancellation of all the Scheme Shares
"Scheme Share(s)"	CCHL Share(s) held by the Scheme Shareholders
"Scheme Shareholder(s)"	holder(s) of the CCHL Share(s) other than CIHL
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Takeovers Code"	The Hong Kong Code on Takeovers and Mergers
"HK$"	Hong Kong dollar(s), the lawful currency of Hong Kong
"Hong Kong"	The Hong Kong Special Administrative Region of the People's Republic of China
"%"	per cent.

By order of the board of directors of
Chevalier International Holdings Limited
Chow Yei Ching
Chairman and Managing Director

By order of the board of directors of
Chevalier Construction Holdings Limited
Chow Yei Ching
Chairman

Hong Kong, 31st October, 2003

The CIHL Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the CCHL Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statements in this announcement misleading.

The CCHL Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the CIHL Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statements in this announcement misleading.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Chevalier International Holdings Limited, you should at once hand this circular to the purchaser or the transferee, or to the bank, licensed securities dealer or other agent through whom the sale or the transfer was effected for transmission to the purchaser or transferee.

CHEVALIER

CHEVALIER INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

CONNECTED TRANSACTION

PROPOSED PRIVATISATION OF

CHEVALIER

CHEVALIER CONSTRUCTION HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

BY CHEVALIER INTERNATIONAL HOLDINGS LIMITED
BY WAY OF A SCHEME OF ARRANGEMENT
(UNDER SECTION 99 OF THE BERMUDA COMPANIES ACT)
AT THE CANCELLATION PRICE OF HK$0.25 PER SCHEME SHARE

Financial adviser to
Chevalier International Holdings Limited

Somerley Limited

Independent financial adviser to the board of directors and
the independent board committee of
Chevalier International Holdings Limited

ACCESS
CAPITAL

A letter from Access Capital Limited containing its advice to the board of directors and the independent board committee of Chevalier International Holdings Limited in relation to the proposed privatisation of Chevalier Construction Holdings Limited by Chevalier International Holdings Limited is set out on pages 15 to 27 of this circular.

A letter from the independent board committee of Chevalier International Holdings Limited containing its recommendations in relation to the proposed privatisation of Chevalier Construction Holdings Limited by Chevalier International Holdings Limited is set out on page 14 of this circular.

A notice convening the special general meeting of Chevalier International Holdings Limited to be held at 10:00 a.m. on Friday, 5th December, 2003 at 22nd Floor, Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Hong Kong is set out on page 32 of this circular.

Whether or not you are able to attend the special general meeting of Chevalier International Holdings Limited, you are requested to complete and return the accompanying form of proxy in accordance with the instructions printed thereon to Standard Registrars Limited at G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong as soon as possible but in any event not less than 48 hours before the time appointed for the holding of the special general meeting (or any adjournment thereof). Completion and return of a form of proxy will not preclude you from attending and voting at the special general meeting (or any adjournment thereof) in person if you so wish.

19th November, 2003

CONTENTS

In this circular, the following expressions have the meanings set out below unless the context requires otherwise.

"Access Capital"	Access Capital Limited, the independent financial adviser to the CIHL Board and the CIHL Independent Board Committee, a deemed licensed corporation under the SFO licensed to conduct types 1, 4, 6 and 9 of the regulated activities under the SFO
"Announcement"	an announcement dated 31st October, 2003 jointly made by CIHL and CCHL in relation to the Proposal
"associate"	has the meaning ascribed to it under the Listing Rules
"Authorisation(s)"	all necessary authorisations, registrations, filing, rulings, consents, permissions and approvals in connection with the Proposal
"Cancellation Price"	HK$0.25 in cash per CCHL Share
"CCHL"	Chevalier Construction Holdings Limited, an exempted company incorporated in Bermuda with limited liability, the shares of which are listed on the Stock Exchange, and in respect of which approximately 35.9% of the issued share capital is owned by CIHL as at the Latest Practicable Date
"CCHL Board"	board of CCHL Directors
"CCHL Director(s)"	director(s) of CCHL
"CCHL Group"	CCHL and its subsidiaries
"CCHL Independent Shareholder(s)"	shareholders of CCHL Shares (other than CIHL, CIHL Directors and any of their respective associates and concert parties)
"CCHL Share(s)"	share(s) of HK$0.10 each in the capital of CCHL
"CIHL"	Chevalier International Holdings Limited, an exempted company incorporated in Bermuda with limited liability, the shares of which are listed on the Stock Exchange
"CIHL Board"	board of CIHL Directors
"CIHL Director(s)"	director(s) of CIHL
"CIHL Group"	CIHL and its subsidiaries

CHEVALIER INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

Executive directors
CHOW Yei Ching *(Chairman and Managing director)*
KUOK Hoi Sang *(Managing director)*
FUNG Pak Kwan
KAN Ka Hon
WONG Kie Ngok, Alexander
TAM Kwok Wing

Independent non-executive directors
WONG Wang Fat, Andrew O.B.E. (Hon.), J.P.
CHOW Ming Kuen, Joseph O.B.E., J.P.

Registered office
Canon's Court,
22 Victoria Street,
Hamilton, HM12,
Bermuda

Principal place of business
22nd Floor,
Chevalier Commercial Centre,
8 Wang Hoi Road,
Kowloon Bay,
Hong Kong

19th November, 2003

To CIHL Shareholders

Dear Sir and Madam:

CONNECTED TRANSACTION

PROPOSED PRIVATISATION OF CHEVALIER CONSTRUCTION HOLDINGS LIMITED BY CHEVALIER INTERNATIONAL HOLDINGS LIMITED BY WAY OF A SCHEME OF ARRANGEMENT (UNDER SECTION 99 OF THE BERMUDA COMPANIES ACT) AT THE CANCELLATION PRICE OF HK$0.25 PER SCHEME SHARE

INTRODUCTION

On 31st October, 2003, CIHL and CCHL jointly announced that on 30th October, 2003, CIHL requested CCHL Board to put forward a proposal to the CCHL Shareholders other than CIHL regarding the proposed privatisation of CCHL by way of the Scheme involving the cancellation of all CCHL Shares not held by CIHL.

The purpose of this circular is to provide you with, among other things, further information on the Proposal, the letter from Access Capital to the CIHL Board and the CIHL Independent Board Committee, the letter from the CIHL Independent Board Committee to the CIHL Independent Shareholders and the notice of the special general meeting of CIHL to be held for CIHL Independent Shareholders to consider, and if thought fit, to approve the Proposal.

TERMS OF THE PROPOSAL

The Cancellation Price per Scheme Share under the Proposal which will be payable in cash represents:

(a) a premium of approximately 16.3% over the closing price of HK$0.215 per CCHL Share as quoted on the Stock Exchange on the Last Trading Day;

(b) a premium of approximately 16.3% over the average closing price of approximately HK$0.215 per CCHL Share based on the daily closing prices as quoted on the Stock Exchange over the 10 trading days up to and including the Last Trading Day;

(c) a premium of approximately 23.8% over the average closing price of approximately HK$0.202 per CCHL Share based on the daily closing prices as quoted on the Stock Exchange over the 30 trading days up to and including the Last Trading Day;

(d) a premium of approximately 37.4% over the average closing price of approximately HK$0.182 per CCHL Share based on the daily closing prices as quoted on the Stock Exchange over the 60 trading days up to and including the Last Trading Day;

(e) a premium of approximately 3.7% over the closing price of HK$0.241 per CCHL Share as quoted on the Stock Exchange on the Latest Practicable Date; and

(f) a discount of approximately 18.6% to the audited consolidated net asset value per CCHL Share of HK$0.307 as at 31st March, 2003.

As at the Latest Practicable Date, there were 249,000,000 CCHL Shares in issue and the Scheme Shareholders were interested in 159,614,556 CCHL Shares, representing approximately 64.1% of the issued share capital of CCHL.

The Cancellation Price was arrived at after taking into consideration, among other things, the prevailing and historical market price of the CCHL Shares and the net asset value of CCHL. On the basis of the Cancellation Price per Scheme Share, the Proposal values the entire issued share capital of CCHL at approximately HK$62.3 million. The aggregate Cancellation Price payable under the Proposal amounting to approximately HK$39.9 million will be financed by general banking facilities available to CIHL. Somerley, the financial adviser to CIHL, is satisfied that sufficient financial resources are available to CIHL for the implementation of the Proposal.

The making of the Proposal is subject to CIHL Independent Shareholders' approval pursuant to Rule 2.4 of the Takeovers Code.

INDEPENDENT FINANCIAL ADVICE

As at the Latest Practicable Date, Dr. Chow, the chairman of the CIHL Board, is interested in 61,036,489 CCHL Shares; Mr. Kuok, a CIHL Director, is interested in 1,326,437 CCHL Shares; and Mr. Tam, a CIHL Director, is interested in 625,796 CCHL Shares. Under Rule 2.4 of the Takeovers Code, the CIHL Board is therefore considered facing conflict of interest in relation to the Proposal. Rule 2.4 of the Takeovers Code requires that when the directors of the offeror faced with a conflict of interest, the board of directors of the offeror must obtain independent financial advice as to whether the making of the offer is in the interests of the offeror's shareholders. Accordingly, Access Capital was appointed to advise the CIHL Board as regards the Proposal. Access Capital has given an opinion to the CIHL Board that the Proposal is fair and reasonable to the CIHL Shareholders as a whole in the context of Rule 2.4 of the Takeovers Code. The letter from Access Capital is set out on pages 15 to 27 of this circular.

As Dr. Chow is the controlling shareholder of CIHL, a CIHL Director and a substantial shareholder of CCHL, the Proposal (which involves the acquisition of CCHL Shares by CIHL) therefore constitutes a connected transaction for CIHL under Rule 14.23 (1)(b) of the Listing Rules. The Proposal also involves acquisition by CIHL of CCHL Shares from Dr. Chow, Mr. Kuok and Mr. Tam who are the CIHL Directors and therefore also falls under Rule 14.23 (1)(a) of the Listing Rules.

The CIHL Independent Board Committee comprising the two independent non-executive CIHL Directors, Mr. Wong Wang Fat, Andrew and Mr. Chow Ming Kuen, Joseph, has been established to advise the CIHL Independent Shareholders as to whether the Proposal is fair and reasonable. The CIHL Independent Board Committee is in turn advised by Access Capital as to whether the Proposal is fair and reasonable. Access Capital's advice to the CIHL Independent Board Committee is also contained in the letter from Access Capital on pages 15 to 27 of this circular.

The Listing Rules also requires CIHL Independent Shareholders' approval of the Proposal. A special general meeting of CIHL will be convened for the CIHL Independent Shareholders to consider and, if thought fit, to approve the Proposal.

INFORMATION ON THE CCHL GROUP

The chart below illustrates the shareholding structure of CCHL as at the Latest Practicable Date:


CIHL
Dr. Chow and his concert parties
Other CCHL Directors and their respective concert parties
Public
35.90%
24.51%
0.79%
38.80%
CCHL

The CCHL Group is principally engaged in building construction, building maintenance and civil engineering in Hong Kong.

A summary of the audited consolidated results of the CCHL Group for each of the two years ended 31st March, 2003 is set out below:

	Year ended 31st March, 2002	2003
	HK$'000	*HK$'000*
Turnover	526,927	225,498
Profit from operations	6,514	18,043
Profit before taxation	7,376	19,231
Profit after tax but before minority interest	6,850	7,604
Profit attributable to CCHL Shareholders	6,723	7,418

As at 31st March, 2003, the audited consolidated net asset value of the CCHL Group was approximately HK$76.4 million, representing HK$0.307 per CCHL Share (based on 249,000,000 CCHL Shares in issue as at the Latest Practicable Date).

SHAREHOLDING STRUCTURE

The table below sets out in detail the shareholding structure of CIHL and CCHL as at the Latest Practicable Date and that of CCHL immediately upon completion of the Proposal:

	At the Latest Practicable Date				Upon successful implementation of the Proposal	
	Number of CIHL Shares	(%)	Number of CCHL Shares	(%)	Number of CCHL Shares	(%)
CIHL	N/A	N/A	89,385,444	35.90	89,385,444	100.00
Dr. Chow and his concert parties	151,739,351	55.04	61,036,489	24.51	–	–
Mr. Kuok and his concert parties	98,216	0.04	1,326,437	0.53	–	–
Mr. Tam and his concert parties	201,488	0.07	632,938	0.26	–	–
Mr. Fung Pak Kwan and his concert parties	91,290	0.03	–	–	–	–
Mr. Kan Ka Hon and his concert parties	29,040	0.01	–	–	–	–
Subtotal of CIHL and its concert parties	152,159,385	55.19	152,381,308	61.20	–	–
Public	123,549,013	44.81	96,618,692	38.80	–	–
	275,708,398	100.00	249,000,000	100.00	89,385,444[1]	100.00

Notes:

1. *the 159,614,556 Scheme Shares subject to the Proposal will be cancelled.*

2. *Dr. Chow is the chairman of both CIHL and CCHL. He is also a CIHL Director and a CCHL Director. Mr. Kuok is a CIHL Director and a CCHL Director. Mr. Tam is a CIHL Director and a CCHL Director. Both Mr. Kan Ka Hon and Mr. Fung Pak Kwan are CIHL Directors. CIHL Directors (together with their close relatives (which means director's spouse, de facto spouse, children, parents and siblings) are presumed to be parties acting in concert with CIHL).*

Upon the completion of the Proposal, CCHL will become a wholly-owned subsidiary of CIHL and the listing of the CCHL Shares on the Stock Exchange will be withdrawn.

There are no outstanding options, warrants or convertible securities in CCHL as at the Latest Practicable Date.

The making of the Proposal by CIHL is subject to CIHL Independent Shareholders' approval. As at the Latest Practicable Date, the CIHL Directors who are also CIHL Shareholders, namely Dr. Chow, Mr. Kuok, Mr. Tam, Mr. Fung Pak Kwan and Mr. Kan Ka Hon and their respective concert parties and associates are in aggregate interested in 152,159,385 CIHL Shares. As all CIHL Directors are presumed to be acting in concert with CIHL under the Takeovers Code, they and their respective concert parties and associates have agreed to, and will abstain from voting in respect of their respective interests in CIHL Shares on the Proposal at the special general meeting of CIHL.

The Proposal, if made, will be subject to, among other things, approval by the CCHL Independent Shareholders at the Court Meeting. CIHL will not vote at the Court Meeting and the CCHL Shares held by CIHL will not form part of the Scheme Shares. Dr. Chow, Mr. Kuok and Mr. Tam and their respective concert parties have agreed to, and will abstain from voting on the Proposal at the Court Meeting but the CCHL Shares that they hold will form part of the Scheme Shares.

CIHL, Dr. Chow, Mr. Kuok and Mr. Tam have indicated that if the Proposal is approved at the Court Meeting, they will vote or will procure the voting of their beneficial interests in CCHL in favour of the special resolution to be proposed at the special general meeting of CCHL to be convened following the Court Meeting to approve and give effect to the Proposal (including the cancellation of the Scheme Shares and the reduction of the issued share capital of CCHL).

None of CIHL, CIHL Directors and their respective concert parties has dealt for value in CCHL Shares during the six-month period preceding the Last Trading Day and up to and including the Latest Practicable Date.

REASONS FOR AND BENEFITS OF THE PROPOSAL

CCHL Shares have been trading at a discount to its net asset value and the trading volume of the CCHL Shares has been thin. For the two years period up to and including the Latest Practicable Date, the CCHL Shares have been traded within the range of HK$0.052 to HK$0.243 per CCHL Share with an average closing price at approximately HK$0.118 per CCHL Share. Such average closing price represents a discount of approximately 61.6% to the audited consolidated net asset value per CCHL Share of

HK$0.307 as at 31st March, 2003. The average daily trading volume of the CCHL Shares for the two years period up to and including the Latest Practicable Date was 64,293 CCHL Shares. Such daily trading volume represents about 0.02% of the issued share capital of CCHL as at the Latest Practicable Date. Given the discount of the market price to the net asset value per CCHL Share and the low liquidity of the CCHL Shares on the Stock Exchange, the CCHL Directors are of the opinion that it would be difficult for CCHL to raise additional funds for its business, should CCHL wish to, through the equity market. In fact, since the listing of the CCHL Shares on the Stock Exchange in January 1996, CCHL has not raised funds in the open market, save and except for a subscription agreement entered into with Wealthy Town Investments Limited, a company beneficially owned by one of the directors of a subsidiary of CCHL in 2000.

In addition, it has been difficult for CCHL, given CCHL's small net asset base, to obtain financing and banking facilities to fund its business development and to participate in sizeable construction projects. After successful implementation of the Proposal, CCHL will become a wholly-owned subsidiary of CIHL which is in a position to give full financial support to CCHL in terms of future business development. Upon completion of the Proposal, CCHL will become part of the CIHL Group with a substantial asset base, CCHL will then be better equipped to tender for sizeable construction projects as the economy, particularly the property market, improves.

The Proposal would also result in the elimination of all connected transactions between CCHL and CIHL and in turn streamline the administrative, regulatory and compliance obligations of the CIHL Group.

Taking into accounts the above-mentioned factors, the CIHL Directors consider that the Proposal is in the interests of CIHL Shareholders.

It is the intention of CIHL to maintain the existing business of the CCHL Group upon the successful privatisation of CCHL. CIHL has no intention to seek a listing of CCHL Shares on any stock exchange in the foreseeable future.

FINANCIAL EFFECT OF THE PROPOSAL ON CIHL

Effect on earnings

The table below set out the effects of the Proposal on the earnings of CIHL group based on the assumption that the privatisation of CCHL by CIHL had been completed at the beginning of the financial year ended 31st March, 2003.

	HK$ million
Net profit of CIHL Group for the year ended 31st March, 2003	**101.91**
Less: Cost of funding *(Note 1)*	(0.8)
Add: Increase in earnings Share of the remaining 64.1% interest in the profit of HK$7.42 million of CCHL for the year ended 31st March, 2003	4.76
Recognition of HK$9.1 million negative goodwill arising from the Proposal as income, on a straight-line basis, over 5 years *(Note 2)*	1.82
Expected cost saving (administrative, regulatory and legal costs due to the delisting of CCHL on the Stock Exchange)	1.25
Pro forma net profit of the CIHL Group	**108.94**

Notes:

1. the cost of funding represents annual interest cost that would be incurred by CIHL based on the interest rate charged under the general banking facilities to be utilised by CIHL for the Proposal.

2. Negative goodwill represents the excess of CIHL Group's share of the remaining 64.1% interest in the net asset value of CCHL over the consideration payable for the acquisition of the remaining interest. For illustrative purpose, the Cancellation Price and the net asset value of CCHL as at 31st March, 2003 of approximately HK$76 million, the latest published data close to the net asset value on completion of the Proposal, are adopted in the calculation of the negative goodwill.

The earnings per CIHL Share, based on 275,708,398 CIHL Shares in issue as at the Latest Practicable Date, will be increased from HK$0.37 to HK$0.40 after successful implementation of the Proposal.

Effect on net tangible asset value

The table below set out the effects of the Proposal on the net tangible asset value of CIHL based on the assumption that the privatisation of CCHL by CIHL had been completed on 31st March, 2003.

	HK$ million	*HK$ million*
Net asset value of CIHL Group as at 31st March, 2003		**2,252.6**
Less: intangible assets		
– goodwill on acquisition of subsidiaries	(3.6)	
– negative goodwill on acquisition of an associate	0.3	
– goodwill on acquisition of an associate	(2.4)	(5.7)
– other intangible assets		(4.1)
Net tangible asset value of CIHL group as at 31st March, 2003		**2,242.8**
Add: Negative goodwill arising from acquisition of 64.1% issued share capital of CCHL		
– 64.1% share of audited consolidated net tangible assets of CCHL as at 31st March, 2003	49.0	
– consideration payable to the Scheme Shareholders pursuant to the Proposal	(39.9)	9.1
Pro forma net tangible asset value of CIHL group		**2,251.9**

The net tangible asset value per CIHL Shares, based on 275,708,398 CIHL Shares in issue as at the Latest Practicable Date, will be increased from HK$8.13 per CIHL Share to HK$8.17 after successful implementation of the Proposal.

CONDITIONS OF THE PROPOSAL

The making of the Proposal by CIHL is subject to the approval of the Proposal (by way of poll) by the CIHL Independent Shareholders at the special general meeting of CIHL. All the CIHL Directors and their respective concert parties and associates will abstain from voting.

The Proposal, if made by CIHL, will become effective and binding on all Scheme Shareholders, subject to the fulfillment or waiver (as applicable) of the following conditions:

(a) the approval of the Proposal (by way of poll) by a majority in number of the CCHL Independent Shareholders representing not less than three-fourths in value of the Scheme Shares present and voting either in person or by proxy at the Court Meeting to consider the Proposal, provided that:

(i) the Scheme is approved by at least 75% of votes attaching to the Scheme Shares held by the CCHL Independent Shareholders present and voting either in person or by proxy; and

(ii) the number of votes cast against the resolution to approve the Proposal is not more than 10% of the votes attaching to the Scheme Shares held by the CCHL Independent Shareholders;

(b) the passing of a special resolution at the special general meeting of CCHL to be convened following the Court Meeting to approve and give effect to the Proposal (including the cancellation of the Scheme Shares and the reduction of the issued share capital of CCHL) by a majority of at least three-fourths of votes cast by the CCHL Shareholders present and voting, in person or by proxy;

(c) the sanction of the Proposal (with or without modification) by the Supreme Court of Bermuda and the delivery to the Registrar of Companies in Bermuda of a copy of the order of the Supreme Court of Bermuda for registration;

(d) the necessary compliance with the requirements of Section 46 of the Companies Act in relation to the reduction of the issued share capital of CCHL as regards the Scheme Shares;

(e) all Authorisations in connection with the Proposal having been obtained from, with or by (as the case may be) the Relevant Authorities, in Bermuda and/or Hong Kong and/or any other relevant jurisdictions;

(f) all Authorisations remaining in full force and effect without variation, and all necessary statutory or regulatory obligations in all relevant jurisdictions having been complied with and no requirement having been imposed by any Relevant Authorities which is not expressly provided for, or is in addition to requirements expressly provided for, in relevant laws, rules, regulations or codes in connection with the Proposal or any matters, documents (including circulars) or things relating thereto, in each aforesaid case up to and at the time when the Proposal becomes effective;

(g) all other necessary consents which may be required under any existing contractual obligations of CCHL being obtained; and

(h) all other necessary consents which may be required under any existing contractual obligations of CIHL being obtained.

CIHL reserves the right to waive conditions (g) and/or (h), either in whole or in respect of any particular matter. In the event that condition (e) or (f) is not fulfilled by reason of an Authorisation not having been obtained, CIHL reserves the right to assess the materiality of such non-fulfillment and to waive the fulfillment of such condition to such extent where it considers appropriate. Conditions (a) to (d) cannot be waived in any event. All of the above conditions will have to be fulfilled or waived, as applicable, on or before 31st March, 2004 (or such other date as CIHL and CCHL may agree or as the Supreme Court of Bermuda may direct), otherwise the Proposal will lapse. An announcement will be made by CIHL and CCHL if the Proposal lapses.

WITHDRAWAL OF LISTING OF CCHL SHARES

Upon the Proposal becoming effective, all the Scheme Shares will be cancelled. CCHL will apply to the Stock Exchange for the withdrawal of the listing of the CCHL Shares on the Stock Exchange. The Proposal will lapse if it does not become effective on or before 31st March, 2004 or such later date as CIHL and CCHL may agree or as the Supreme Court of Bermuda may direct, and the Scheme Shareholders will be notified by way of a press announcement accordingly.

The listing of the CCHL Shares will not be withdrawn if the Proposal is not approved or lapses.

SPECIAL GENERAL MEETING

A notice of the special general meeting of CIHL is set out on page 32 of this circular. Whether or not you are able to attend the special general meeting of CIHL, you are requested to complete and return the accompanying form of proxy in accordance with the instruction printed thereon to Standard Registrars Limited, G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, as soon as possible and in any event not later than 48 hours before the time appointed for holding the meeting or any adjourned meeting. Completion and return of the accompanying form of proxy will not preclude you from attending and voting at the special general meeting of CIHL in person if you so wish.

ADDITIONAL INFORMATION

Your attention is drawn to letter of advice from Access Capital on pages 15 to 27 of this circular.

Subject to the approval for making of the Proposal by the CIHL Independent Shareholders, the making of the Proposal by CIHL will become unconditional. A scheme document setting out details of the Proposal (including its conditions) together with, among others, a notice convening the Court Meeting will be sent to the CCHL Shareholders in due course. Further announcement will be made by CIHL as to the progress and indicative timetable for the implementation of the Proposal by press notice as and when appropriate.

Yours faithfully,
for and on behalf of
Chevalier International Holdings Limited
Chow Yei Ching
Chairman and Managing Director

CHEVALIER

CHEVALIER INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

19th November, 2003

To the CIHL Independent Shareholders

Dear Sir or Madam,

CONNECTED TRANSACTION

We refer to the circular (the "Circular") dated 19th November, 2003 issued by CIHL of which this letter forms part. Capitalised terms used in this letter shall have the same meanings as those defined in the Circular unless specified otherwise.

The CIHL Independent Board Committee has been formed to advise the CIHL Independent Shareholders in respect of the Proposal. Access Capital has been appointed the independent financial adviser to advise us in this respect. We wish to draw your attention to the letter from the Board as set out on pages 4 to 13 and the letter from Access Capital as set out on pages 15 to 27.

The CIHL Independent Board Committee, having taken into account the advice of Access Capital, considers the implementation of the Proposal is fair and reasonable (with regard to the requirements as prescribed under Chapter 14 of the Listing Rules) to CIHL and the CIHL Shareholders as a whole. Accordingly, we recommend CIHL Independent Shareholders to vote in favour of the ordinary resolution to be proposed at the special general meeting of CIHL to approve the Proposal.

Yours faithfully,

Wong Wang Fat, Andrew **Chow Ming Kuen, Joseph**

CIHL Independent Board Committee

The following is the full text of the letter from Access Capital to the CIHL Board and CIHL Independent Board Committee in relation to the Proposal.

ACCESS
CAPITAL
3rd Floor
No. 8 Queen's Road Central
Hong Kong

19th November, 2003

The CIHL Independent Board Committee
and the Board of Directors
Chevalier International Holdings Limited
Chevalier Commercial Centre
22nd Floor
8 Wang Hoi Road
Kowloon Bay
Hong Kong

Dear Sirs,

**PROPOSED PRIVATISATION OF
CHEVALIER CONSTRUCTION HOLDINGS LIMITED
BY
CHEVALIER INTERNATIONAL HOLDINGS LIMITED
BY WAY OF A SCHEME OF ARRANGEMENT**

1. INTRODUCTION

We refer to our appointment by Chevalier International Holdings Limited (the "Company" or "CIHL") to advise the CIHL Board and the independent board committee comprising the independent non-executive directors of CIHL ("CIHL Independent Board Committee") in respect of the proposed privatisation of Chevalier Construction Holdings Limited ("CCHL") by CIHL by way of a scheme of arrangement (the "Proposal"), details of which are contained in the "Letter from the Board" set out on pages 4 to 13 of the circular to the shareholders of CIHL ("CIHL Shareholders") dated 19th November, 2003 (the "Circular"), of which this letter forms part. Terms used in this letter shall have the same meanings given to them in the Circular, unless the context otherwise requires.

CIHL has requested the CCHL Board to put forward a proposal to the shareholders of CCHL (other than CIHL) (the "Scheme Shareholders") regarding the Proposal. According to the Proposal, CIHL intended to cancel the shares of CCHL (other than the shares held by CIHL) (the "Scheme Shares") at a Cancellation Price of HK$0.25 per Scheme Share to be payable in cash. As at the Latest Practicable Date, the Scheme Shareholders were interested in 159,614,556 CCHL Shares, representing approximately 64.1%

of the issued share capital of CCHL. It is noted that the amount of cash required in order to effect the Proposal by CIHL will be approximately HK$39.9 million and will be financed by general banking facilities available to CIHL.

The implementation of the Proposal would constitute a connected transaction for CIHL under the requirements as prescribed in Chapter 14 of the Listing Rules. Accordingly, approval from the CIHL Shareholders would be required for the implementation of the Proposal. As Dr. Chow Yei Ching ("Dr. Chow", the chairman and a director of CIHL and of CCHL), Mr. Kuok Hoi Sang ("Mr. Kuok", a director of CIHL and of CCHL) and Mr. Tam Kwok Wing ("Mr. Tam", a director of CIHL and of CCHL) are Scheme Shareholders, they would be required to abstain from voting in the special general meeting of CIHL to consider the implementation of the Proposal. As at the Latest Practicable Date, Dr. Chow has a direct interest in 61,036,489 CCHL Shares, Mr. Kuok has a direct interest in 1,326,437 CCHL Shares, and Mr. Tam and his family have a direct interest in 632,938 CCHL Shares. Furthermore, as all CIHL Directors are presumed to be acting in concert with CIHL, the other CIHL Directors have also agreed to abstain from voting at the aforesaid special general meeting. Consequently, the CIHL Board has a conflict of interest in deciding to make the Proposal.

Where the directors of an offeror are faced with a conflict of interest, Rule 2.4 of the Takeovers Code requires that an offeror obtains competent independent advice as to whether the making of the offer is in the interests of the offeror's shareholders. Accordingly, an independent financial adviser must be appointed to advise the CIHL Board as to whether the making of the Proposal is in the interests of the CIHL Shareholders.

The Proposal also constitutes a connected transaction for CIHL under the Listing Rules, which requires that a CIHL Independent Board Committee be established to consider the Proposal and to give its recommendation to the CIHL Independent Shareholders as to whether the implementation of the Proposal is, or is not, fair and reasonable (with regard to the requirements as prescribed under Chapter 14 of the Listing Rules) to CIHL and the CIHL Shareholders as a whole.

In connection with the Proposal, Access Capital has been appointed initially as the independent financial adviser to the CIHL Board and, subsequently, as the independent financial adviser to the CIHL Independent Board Committee and to advise (i) the CIHL Board as to whether the making of the Proposal is in the interests of the CIHL Shareholders and (ii) the CIHL Independent Board Committee as to whether the implementation of the Proposal, is or is not, fair and reasonable to CIHL and the CIHL Shareholders as a whole.

Apart from the normal professional fees payable to us in connection with our appointment as the independent financial adviser to the CIHL Board and the CIHL Independent Board Committee in respect of the Proposal, no arrangement exists whereby Access Capital will receive any fees or benefits from CIHL, CCHL, or any of their respective associates or parties acting in concert with any of them.

2. BASIS OF OUR OPINION

In formulating our advice, we have relied to a considerable extent on the statements, information, opinions and representations contained in the Circular and the information and representation provided to us by the management and the directors of CIHL ("CIHL Directors"). We have assumed that all such

statements, information, opinions and representations contained or referred to in the Circular or otherwise provided by the management of the Company and the CIHL Directors (and for which they are solely responsible) were true and accurate and valid at the time they were made and given and continue to be true and valid as at the date of the Circular. We have assumed that all the assumptions and opinions made or provided by the management of the Company and the CIHL Directors contained in the Circular have been reasonably made after due and careful enquiry. We have also sought and obtained confirmation from the Company and the CIHL Directors that no material facts have been omitted from the information provided and referred to in the Circular.

We consider that we have reviewed all currently available information and documents which are available to enable us to reach an informed view and to justify our reliance on the information provided so as to provide a reasonable basis for our opinions. We have no reason to doubt the truth, accuracy and completeness of the information and representations provided to us by the Company, the CIHL Directors and their respective advisers or to believe that material information has been withheld or omitted from the information provided to us or referred to in the aforesaid documents. We have not, however, carried out an independent verification of the information provided, nor have we conducted an independent investigation into the business and affairs of the Company and any of its subsidiaries.

3. PRINCIPAL FACTORS AND REASONS CONSIDERED

In formulating our opinion, we have taken into consideration of the following factors and reasons:

3.1 Background information

3.1.1 About CIHL

CIHL is an investment holding company, the shares of which are listed on the main board of the Stock Exchange.

CIHL, through its subsidiaries, is principally engaged in marketing, installation and maintenance of lifts and escalators, curtain walls and aluminium windows, air-conditioning systems, electrical and mechanical systems, power equipment and industrial equipment; environmental engineering; supply and installation of building materials and equipment; sale, servicing and leasing of automobiles; property development, investment and management; hotel investment and management; investment, insurance underwriting and brokerage; provision of a wide range of voice and data communication equipment and services, system integrated IT solutions; and sale, distribution and servicing of business machines.

3.1.2 About CCHL

CCHL is an investment holding company, the shares of which are listed on the main board of the Stock Exchange following the completion of a demerger exercise from Chevalier Development International Limited ("CDIL") completed in January 1996. CDIL was privatised in 1999.

CCHL, through its subsidiaries, is principally engaged in building construction, building maintenance and civil engineering in Hong Kong. CCHL, through its subsidiaries, holds licenses which provides accreditation to perform construction works for the Hong Kong Special Administrative Region ("HKSAR") Government and the Housing Authority.

As at the Latest Practicable Date, there were 249,000,000 CCHL Shares in issue and the Scheme Shareholders were interested in 159,614,556 CCHL Shares, representing approximately 64.1% of the issued share capital of CCHL.

Over the last five financial years ended 31st March, 2003, the audited consolidated turnover of CCHL and its subsidiaries (the "CCHL Group") has been declining on a year-on-year basis and for the year ended 31st March, 2003, the amount dropped to approximately HK$225 million which was approximately 9% of the audited consolidated turnover five years ago for the year ended 31st March, 1999 of approximately HK$2,580 million.

Summary of the total assets, total liabilities, share capital and financial results of the CCHL Group for the five years ended 31st March, 2003 (as extracted from the published annual reports of CCHL) are as follows:

	As at 31st March,				
	1999	**2000**	**2001**	**2002**	**2003**
			(HK$ Million)		
Total assets	1,081	1,163	1,031	740	624
Total liabilities	1,002	1,076	968	670	547
Minority interests	1	1	1	1	1
Share capital *(No. of shares issued – in million)*	229	229	249	249	249
Shareholders' funds	78	86	62	69	76

	For the year ended 31st March,				
	1999	**2000**	**2001**	**2002**	**2003**
			(HK$ Million)		
Turnover	2,580	2,391	1,226	527	225
Net profit/(loss) for the year	(78)	8	(28)	7	7
Per share basis *(cents)*					
Earnings/(loss) basic*	(34.1)	3.4	(11.7)	2.7	3.0
Dividend	0	0	0	0	0
Net asset value ("NAV") (at book value)	34.2	37.6	25.0	27.7	30.7

* The calculation of earnings/(loss) per CCHL Share is based on the CCHL Group's net profit/(loss) for the year and on the weighted average number of CCHL Shares in issue during the respective years.

According to the annual reports of CCHL for the four years ended 31st March, 2003, the continuous decline in turnover is, in general, as a result of the extremely tough operating environment due to the continued slowdown in the local Hong Kong property market, the weakness in Hong Kong economy, high unemployment levels, the unclear government policies in relation to housing and land resources, the falling investment in property assets and low homebuyer confidence, which is exacerbated by the large numbers of home owners in a negative equity position. However, more importantly, the CCHL Group is hurt by the suspension of construction projects for the Private Sector Participation Scheme (a principal source of revenue generated by the CCHL Group). Furthermore, with fewer new construction projects, especially those from the private sector, the market has become more competitive for participants in the construction business.

Notwithstanding the falling turnover over the last five years, the CCHL Group has managed to maintain a relatively stable level of profitability, recording an audited net profit of approximately HK$7 million for each of the years ended 31st March, 2002 and 2003, aided by stringent cost control and effective project management.

3.2 Reasons for, and benefits of, the Proposal

3.2.1 Diminishing benefits of maintaining a separate listing status for CCHL as compared to the initial expectation upon the implementation of the demerger exercise in 1996

At the time of the demerger exercise for CDIL in 1996, it was anticipated by the board of CDIL that, with a positive outlook for the construction industry at that time, a separate listing of CCHL would be able to seek external financing to fuel its expansion programmes and would enjoy an enhanced status and market profile which, the then directors of CIHL believed, would be beneficial to the CCHL Group's future development and expansion. However, the property market and the economy in Asia, as well as in Hong Kong, suffered a severe turnaround and contraction, thus limiting significant expansion for CCHL.

3.2.2 CCHL's growth constrained by its limited capital and the inability to raise new equity or debt financing

Presently, CCHL's larger project construction business is limited to the International Wetland Park in Tin Shui Wai, New Territories and a primary/secondary school in Yuen Long, New Territories. Based on the limited projects offered by the HKSAR Government and the private sector, the CIHL Board concurs with the view of the CCHL Board that they do not anticipate a large number of new project tenders in the near term. Therefore, in the meantime, until a turn around in the property market that generates greater supply of large construction contracts, CCHL plans to look to medium-size non residential projects such as institutions, communal and government facilities. When the turn around materialises, CCHL would be in a position to leverage its extensive experience and track record and take a substantial portion of the large construction contracts. However, presently, the current capital of CCHL and financial support that CCHL is able to muster from CIHL is insufficient to allow it to compete seriously for such large projects.

In addition, the consequential impact on the share price, liquidity and price level relative to the NAV per CCHL Share (as further elaborated below) has had, in the opinion of the CIHL Board, an inhibiting effect on the ability of CCHL to independently raise funds from external sources.

It is noted that CCHL Shares have been trading at a discount to its NAV and the trading volume of the CCHL Shares has been thin. For the two years period preceding and up to and including the Latest Practicable Date, the CCHL Shares have been traded within the range of HK$0.052 to HK$0.243 per CCHL Share with an average closing price of the CCHL Shares at approximately HK$0.118 per CCHL Share. Such average closing price represents a discount of approximately 61.6% to the audited consolidated NAV per CCHL Share of about HK$0.307 as at 31st March, 2003.

It is also noted that the average daily trading volume of the CCHL Shares for the two years period preceding and up to and including the Latest Practicable Date was 64,293 CCHL Shares. Such daily trading volume represents approximately 0.02% of the issued share capital of CCHL as at the Latest Practicable Date.

Given the discount of the market price to the NAV per CCHL Share, and the low liquidity of the CCHL Shares on the Stock Exchange, the CIHL Board concurs with the view of the CCHL Board that should CCHL wish to raise additional funds for CCHL's business, CCHL may have difficulty to do so through the equity market, although CCHL has no immediate need to raise any equity funds. Since the listing of the CCHL Shares on the Stock Exchange in January 1996, it is noted that CCHL has not raised funds in the open market except for a subscription agreement entered into with Wealthy Town Investments Limited, a company beneficially owned by one of the directors of a subsidiary of CCHL in 2000.

3.2.3 Potential benefits to be gained by CIHL as a result of the provision of full financial support to CCHL and elimination and streamlining of certain administrative, regulatory and compliance obligations

The CIHL Board believes that after successful implementation of the Proposal, CCHL will become a wholly-owned subsidiary of the CIHL Group, which in turn, will be in a position to give full financial support to assist CCHL in its future business development. It is also expected by the CIHL Board that CCHL, as part of the CIHL Group which has a substantial asset base, will be in a much better position to tender for construction projects of significant size upon completion of the Proposal.

The Proposal would also result in elimination of all connected transactions between CCHL and CIHL which could serve to streamline administration, regulatory and compliance obligations of CIHL Group. In particular, (i) an efficient use of financial resources, (ii) greater competitiveness in tendering for large scale projects, and (iii) cost savings from the elimination of costs associated with maintaining a listing for CCHL and other related costs as a separate listed company.

3.3 Industry outlook for the construction industry in Hong Kong

According to the data from the Buildings Authority for the five years between 1998 to 2002 and through August 2003, there has been a steady decline in planning approvals, consents to commence works and occupation permits and consents for new buildings to commence general building and superstructure work in terms of falling gross floor area. The aforesaid data indicates a declining trend in the construction of public sector housing projects (which is a major contributing factor to the revenue of the CCHL Group).

More recently, the HKSAR Government has been trying to manage the supply side of the property market in order to develop a sustainable recovery in property prices in the residential sector. The HKSAR Government-owned railway companies are also set to defer property development plans, thereby limiting supply. The HKSAR Government plans to resume land sales in 2004, probably only on a limited basis, and extend the maximum timeframe permitted for the construction of new developments, part of an attempt to spread the supply of new housing. The HKSAR Government spending in the infrastructure sector is being reined in. The forecast for Public Housing production by the Housing Authority combined with the existing vacant privately owned units and the properties held by the HKSAR Government under the suspended Home Ownership Scheme is creating a supply/demand imbalance that will take some time to work through.

Recently the HKSAR Government announced that they would commence the tendering of high-end property projects in the near future. Although this indicates that the recent market conditions have become more positive, no data has been disclosed. In addition, Mass Transit Railway Corporation and Kowloon Canton Railway Corporation have indicated that they will invite developers to submit proposals on their land bank but not until 2005. The CIHL Board believes that current work in progress in the property construction sector will be digested in the next 1-2 years and, as a result, the CIHL Board expects the construction market will become more active in mid 2004. Given the general cautious optimism concerning a recovery in the property sector in Hong Kong which will, in time, feed through to an increase in the level of activity in the property construction sector, we have no reason to doubt the belief of the CIHL Board.

3.4 Terms and conditions of the Proposal

The Proposal will provide that the Scheme Shares be cancelled and, in consideration thereof, each Scheme Shareholder will be entitled to receive HK$0.25 in cash for every Scheme Share held.

Based on a total of 249,000,000 CCHL Shares in issue as at the Latest Practicable Date, the Proposal values the entire issued share capital of CCHL at approximately HK$62.3 million. As at the Latest Practicable Day, the Scheme Shareholders were interested in 159,614,556 CCHL Shares, representing approximately 64.1% of the issued share capital of CCHL. The consideration payable under the Proposal amounting to approximately HK$39.9 million will be financed from general banking facilities available to CIHL.

The Cancellation Price of HK$0.25 per Scheme Share represents:

(a) a premium of approximately 3.73% over the closing price of HK$0.241 per CCHL Share as quoted on the Stock Exchange on the Latest Practicable Date;

(b) a premium of approximately 16.3% over the closing price of HK$0.215 per CCHL Share as quoted on the Stock Exchange on 30th October, 2003 (being the last trading day prior to the suspension of trading in the CCHL Shares pending the issue of the Joint Announcement) (the "Last Trading Day");

(c) a premium of approximately 16.3% over the average closing price of approximately HK$0.215 of per CCHL Share based on the daily closing prices as quoted on the Stock Exchange over the 10 trading days up to and including the Last Trading Day;

(d) a premium of approximately 23.8% over the average closing price of approximately HK$0.202 per CCHL Share based on the daily closing prices as quoted on the Stock Exchange over the 30 trading days up to and including the Last Trading Day;

(e) a premium of approximately 37.4% over the average closing price of approximately HK$0.182 per CCHL Share based on the daily closing prices as quoted on the Stock Exchange over the 60 trading days up to and including the Last Trading Day; and

(f) a discount of approximately 18.6% to the audited consolidated NAV per CCHL Share of about HK$0.307 as at 31st March, 2003.

As indicated above, the Cancellation Price of HK$0.25 per Scheme Share represents a significant premium over the historical market price of the CCHL Shares. It is noted that the CCHL Shares have since 15th December, 2000 been continuously traded at prices below the audited consolidated NAV per CCHL Share as at 31st March, 2003. Although the Cancellation Price represents a discount of approximately 18.6% to the audited consolidated NAV per CCHL Share of HK$0.307 as at 31st March, 2003, the closing price of HK$0.215 per CCHL Share as at the Last Trading Day represented an even greater discount of about 30%.

The Proposal will become effective and binding on all Scheme Shareholders subject to the fulfillment or waiver (as applicable) of, inter alia, the following conditions:

(a) the approval of the Proposal (by way of poll) by a majority in number of the CCHL Independent Shareholders present and voting either in person or by proxy at the Court Meeting to consider the Proposal, provided that:

(i) the Scheme is approved by at least 75% of votes attaching to the Scheme Shares held by the CCHL Independent Shareholders present and voting either in person or by proxy; and

(ii) the number of votes cast against the resolution to approve the Proposal is not more than 10% of the votes attaching to the Scheme Shares held by the CCHL Independent Shareholders;

(b) the passing of a special resolution to approve and give effect to the Proposal (including the cancellation of the Scheme Shares and the reduction of the issued share capital of CCHL) by a majority of at least three-fourth of votes cast by the CCHL Shareholders present and voting, in person or by proxy, at the special general meeting of CCHL; and

(c) the sanction of the Proposal (with or without modifications) by the Supreme Court of Bermuda and the delivery to the Registrar of Companies in Bermuda of a copy of the order of the Supreme Court of Bermuda for registration.

All of the above conditions will have to be fulfilled on or before 31st March, 2004 (or such other date as CIHL and CCHL may agree or as Supreme Court of Bermuda may direct), otherwise the Proposal will lapse.

3.5 Evaluation of Proposal

3.5.1 With reference to earnings

For each of the three financial years ended 31st March, 2003, the CCHL Group has recorded an audited consolidated turnover of approximately HK$1,226 million, HK$527 million and HK$225 million respectively.

Despite the significant decline in turnover during the last three financial years, the CCHL Group has managed to return to profitability in the financial year ended 31st March, 2002 with a net profit of approximately HK$7 million from a net loss of approximately HK$28 million in the financial year ended 31st March, 2001, and maintained a stable net profit of approximately HK$7 million in the financial year ended 31st March, 2003; the net profit margin has increased from approximately 1.33% in 2002 to approximately 3.11% in 2003.

As mentioned above, the decline in turnover for the past three financial years was resulted from the extremely tough operating environment due to the continued slowdown in the local Hong Kong property market, the weakness in Hong Kong economy, high unemployment levels, government policies, falling investment in property assets and low homebuyer confidence, which is exacerbated by the large numbers of home owners in a negative equity position. According to the annual reports of CCHL, the HKSAR Government's policy to reduce the supply of public housing has significantly reduced business opportunities for CCHL, and the outbreak of Severe Acute Respiratory Syndrome in March 2003 has further weakened homebuyer and investor confidence.

We have identified only one company that is listed on the Growth Enterprise Market of the Stock Exchange with a market capitalisation of less than HK$50 million and principally engaged in the construction business in Hong Kong and which is profitable and have similar turnover level to CCHL (the "Peer Company"). Set out below is the comparison of the Peer Company with CCHL:

Company name	Cancellation Price/ closing price (HK$)	Market cap (HK$ mil)	PER	Book Value per share (HK$)	Price to book	Discount to NAV per share (%)	Turnover (HK$ mil)	Net profit (HK$ mil)	Operating profit (HK$ mil)	Gearing ratio (%)	Operating profit/ turnover (%)
CCHL											
Cancellation Price	0.25	62.3	8.39	0.307	0.81	19	225.50	7.42	18.04	-	8.00
Closing Price											
- Latest Practicable Date	0.241	60.0	8.03	0.307	0.79	21	222.50	7.42	18.04	-	8.00
- Last Trading Day	0.215	53.5	7.21	0.307	0.70	30	222.50	7.42	18.04	-	8.00
WLS Holdings Ltd											
Closing Price											
- Latest Practicable Date	0.099	45.3	11.00	0.103	0.96	4	146.47	4.15	3.62	31	2.47
- Last Trading Day	0.100	45.8	11.11	0.103	0.97	3	146.47	4.15	3.62	31	2.47

As indicated in the table above, CCHL, based on the cash consideration of HK$0.25 per Scheme Share under the Proposal, has a price earnings ratio (PER) of approximately 8.39 times which is lower than the Peer Company.

3.5.2 With reference to NAV

As indicated from the table above, although the discount of approximately 18.6% to the NAV per CCHL Share is deeper than the discount of the share price of WLS Holdings Ltd ("WLS") to its NAV of approximately 3% (or a price to book value ratio of 0.97 times), it is significantly less than that on the Last Trading Day, when the CCHL Shares traded at about a 30% discount to the NAV per CCHL Share of about HK$0.307.

It should be noted that the price to book value ratio of WLS mentioned in the table above was calculated based on the market price of WLS, whereas the relative ratio of CCHL was calculated based on the Cancellation Price under the Proposal which has incorporated a control/takeover premium for CIHL to increase its holdings in CCHL from approximately 35.9% to 100%. In view of the control/takeover premium factor and in order to strike a balance between offering a Cancellation Price which is fair and reasonable to CIHL and CIHL Shareholders and a price sufficiently attractive to the Scheme Shareholders to accept the Proposal, CIHL is offering to pay a price representing a discount of approximately 18.6% to the NAV per CCHL Share which is higher than the closing price per CCHL Share recorded on the Last Trading Day (which is also within the mid-range of the discounts to NAV per share of CCHL and WLS). Hence, in forming our opinion, we have considered the

results of the above comparison together with all other factors set out in this letter as a whole to determine whether both the implementation of the Proposal and the Cancellation Price is fair and reasonable.

3.6 Possible financial impact on CIHL upon completion of the Proposal

3.6.1 With regard to earnings

Based on the latest audited consolidated financial statements for the year ended 31st March, 2003 of CIHL and 275,708,398 CIHL Shares in issue after the completion of the scrip dividend scheme, CIHL has recorded a net profit of approximately HK$101.91 million and earnings per CIHL Share of approximately HK$0.370.

CIHL intends to finance the consideration payable under the Proposal of approximately HK$39.9 million from general banking facilities available to it. The cost of funding the Proposal from general banking facilities available to CIHL is approximately HK$800,000 (i.e. based on the current interest cost of the Company under such facilities, if the Company plans to repay the facilities by 31st March, 2004).

CIHL is currently holding approximately 35.9% of the issued share capital of CCHL. Upon completion of the Proposal, CCHL would become a wholly-owned subsidiary of CIHL and the financial results of CCHL will be consolidated into the financial results of CIHL. Assuming the Proposal was completed at the beginning of the financial year ended 31st March, 2003, by consolidating CCHL's results into CIHL, the pro forma net profit of the CIHL Group for the year ended 31st March, 2003 would be increased by approximately HK$7.03 million (HK$0.026 per CIHL Share) (which includes the 64.1% of CCHL's net profit currently interested by the Scheme Shareholders). According to the Company and as set out in the section headed "Financial effect of the Proposal on CIHL" in the "Letter from the Board", there will be a release of negative goodwill amounting to approximately HK$9.1 million. In accordance with CIHL's current accounting policies, negative goodwill is to be amortised over a period of five years and hence, there would be a negative charge of approximately HK$1.82 million per annum to the consolidated income statement of CIHL in each of the next five years assuming CIHL holds more than 51% of the entire issued share capital of CCHL upon completion of the Proposal.

Based on the abovementioned factors and assuming there would be a saving in cost of approximately HK$1.25 million upon a successful privatisation of CCHL, the pro forma earnings of CIHL for the year ended 31st March, 2003 (assuming the privatisation were implemented as of 1st April, 2002) would amount to approximately HK$108.9 million, or equivalent to approximately HK$0.395 per CIHL Share on the basis of 275,708,398 CIHL Shares in issue after the implementation of the Proposal. Hence, there would be a slight enhancement of approximately 6.8% in earnings per CIHL Share upon completion of the Proposal.

3.6.2 With regard to net tangible asset value ("NTAV") of the CIHL Group

According to the latest audited financial statements of CIHL, the CIHL Group recorded a NTAV of approximately HK$2,242.8 million as at 31st March, 2003 or a NTAV per CIHL Share of approximately HK$8.13 based on 275,708,398 CIHL Shares in issue after the implementation of the Proposal.

If CCHL becomes a wholly-owned subsidiary of CIHL, CIHL will record a negative goodwill in an amount equivalent to the discount paid by CIHL to the NTAV of CCHL. Based on the Cancellation Price of HK$0.25 per Scheme Share and NAV of CCHL at 31st March, 2003 of approximately HK$76.4 million, such negative goodwill amounts to approximately HK$9.1 million. Accordingly, the NTAV of CIHL would increase to approximately HK$2,251.9 million or HK$8.17 per CIHL Share, representing an enhancement of approximately 0.5% in NTAV per CIHL Share.

4. CONCLUSION

We have considered the above principal factors and reasons and, in particular, taken into account the following factors in arriving at our opinion:

(a) the background information (as set out in paragraph 3.1 above);

(b) the reasons for, and benefits of, the Proposal (as set out in paragraph 3.2 above);

  (i) the diminishing benefits of maintaining a separate listing status for CCHL as compared to the initial expectation upon the implementation of the demerger exercise in 1996;

  (ii) the constraints on the potential growth of CCHL imposed by its limited capital;

  (iii) CCHL's inability to raise new equity or debt financing independently from external sources;

  (iv) the potential benefits to be gained by CIHL as a result of the provision of full financial support to CCHL; and

  (v) the streamlining of certain administrative, regulatory and compliance obligations including an efficient use of financial resources, greater competitiveness in tendering for large scale projects, and cost savings from the elimination of costs associated with maintaining a listing for CCHL and other related costs as a separate listed company;

(c) the outlook for the construction industry in Hong Kong (as set out in paragraph 3.3 above) for which the board of CIHL is cautiously optimistic in the next 12 months;

(d) the evaluation of the Proposal (as set out in paragraph 3.5 above) with reference to earnings and NAV per share of the Peer Company, in particular:

(i) the trading price of the CCHL Shares relative to the NAV per CCHL Share on the Last Trading Day; and

(ii) the discount that the Cancellation Price represents to the NAV per CCHL Share and also with reference to the discount to NAV per share of the share price of the Peer Company;

(e) the possible financial impact on CIHL upon completion of the Proposal (as set out in paragraph 3.6 above) (including the cost of the Proposal, in terms of the financing of the funding for the Proposal) which results in a slight enhancement overall for the merged companies;

we believe that :

(i) the implementation of the Proposal is in the interests of the shareholders of CIHL (with regard to Rule 2.4 of the Takeovers Code); and

(ii) the implementation of the Proposal (including the Cancellation Price) is fair and reasonable (with regard to the requirements as prescribed under Chapter 14 of the Listing Rules) to CIHL and the shareholders of CIHL as a whole.

Accordingly, we advise both the CIHL Board and the CIHL Independent Board Committee to recommend the CIHL Independent Shareholders to vote in favour of the relevant resolution which will be proposed at the special general meeting of CIHL to approve the making of the Proposal.

Yours faithfully,
For and on behalf of
Access Capital Limited
Jeanny Leung
Managing Director

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to CIHL. The CIHL Directors jointly and severally accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, opinions expressed in this circular have been arrived at after due and careful consideration and there are no other facts not contained in this circular, the omission of which would make any statement in this circular misleading.

DISCLOSURE OF INTERESTS

(A) CIHL Directors interest and short position in the securities of CIHL and its associated corporations

As at the Latest Practicable Date, the interests and short positions of the CIHL Directors in the shares, underlying shares and debentures of CIHL and its associated corporations, within the meaning of Part XV of the SFO, which have been notified to CIHL and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO, including interests and short positions which the CIHL Directors were taken or deemed to have under such provisions of the SFO, or which were required to be and were recorded in the register required to be kept pursuant to section 352 of the SFO or as otherwise required to be notified to CIHL and the Stock Exchange pursuant to the Model Code were as follows:

(i) Interest in issued shares of CIHL and/or its associated corporations

(a) Interest in CIHL – shares

	Number of CIHL Shares held			
Name of CIHL Director	**Personal interest**	**Family interest**	**Total**	**Approximate percentage of interest** (%)
Dr. Chow	138,602,863	–	138,602,863	50.27
Mr. Kuok	98,216	–	98,216	0.04
Mr. Fung Pak Kwan	91,290	–	91,290	0.03
Mr. Tam	169,015	32,473	201,488	0.07
Mr. Kan Ka Hon	29,040	–	29,040	0.01

* Dr. Chow beneficially owned 138,602,863 CIHL Shares representing approximately 50.27% of the issued share capital of CIHL. These CIHL Shares were same as those shares disclosed in the Section B below.

(b) Interest in CIHL's associated corporations – shares

Name of Director	Associated corporation	Number of ordinary shares: Personal interests	Corporate interests	Family interests	Total	Approximate percentage of interest (%)
Dr. Chow	CiTL	6,815,854	86,994,933*	-	93,810,787	54.75
	CCHL	61,036,489	89,385,444*	-	150,421,933	60.41
Mr. Kuok	CiTL	2,400,000	-	-	2,400,000	1.4
	CCHL	1,326,437	-	-	1,326,437	0.53
Mr. Fung Pak Kwan	CiTL	2,580,000	-	-	2,580,000	1.5
Mr. Kan Ka Hon	CiTL	451,200	-	-	451,200	0.26
Mr. Tam	CiTL	400,000	-	10,400	410,400	0.24
	CCHL	625,796	-	7,142	632,938	0.26

* Dr. Chow had notified CiTL and CCHL that under the SFO, he was deemed to be interested in 86,994,933 shares in CiTL, and 89,385,444 CCHL Shares which were all held by CIHL as Dr. Chow beneficially owned 138,602,863 CIHL Shares, representing approximately 50.27% of CIHL Shares.

(ii) Interest in share options of CIHL and/or its associated corporation

CIHL and CiTL adopted share option schemes on 30th September, 1991 ("the Old CIHL Scheme and Old CiTL Scheme respectively"). These schemes expired on 29th September, 2001 and no further options may be granted under the Old CIHL Scheme and Old CiTL Scheme thereafter. Details of the outstanding options as at Latest Practicable Date which have been granted under the share option schemes of CIHL and its associated corporation were as follows:

(a) Interest in CIHL – share options

Name of CIHL Director	Date of grant	Period during which options are exercisable	Exercise price per option (HK$) (note)	Number of share options: Balance as at 31st March, 2003 (note)	Exercised	Cancelled	Lapsed	Disposed of (note)	Outstanding as at the Latest Practicable Date
Dr. Chow	17/12/1999	30/06/2000 - 29/06/2003	2.44	1,690,000	-	-	-	1,690,000	-
Mr. Kuok	17/12/1999	30/06/2000 - 29/06/2003	2.44	1,070,000	-	-	-	1,070,000	-
Mr. Fung Pak Kwan	17/12/1999	30/06/2000 - 29/06/2003	2.44	1,070,000	-	-	-	1,070,000	-
Mr. Kan Ka Hon	17/12/1999	30/06/2000 - 29/06/2003	2.44	1,000,000	-	-	-	1,000,000	-
Mr. Wong Kie Ngok, Alexander	17/12/1999	30/06/2000 - 29/06/2003	2.44	1,000,000	-	-	-	1,000,000	-
Mr. Tam	17/12/1999	30/06/2000 - 29/06/2003	2.44	1,000,000	-	-	-	1,000,000	-

Note: The exercise price per option and the numbers of CIHL Shares subject to the Old CIHL Scheme have been adjusted for the five into one share consolidation which became effective on 6th June, 2003.

During the period from 31st March, 2003 up to and including the Latest Practicable Date the above CIHL Directors disposed of their entire interests in the options granted to them under the Old CIHL Scheme.

(b) Interest in CIHL's associated corporation – share options

As at 31st March, 2003, the number of shares in respect of which options had been granted under the Old CiTL Scheme was 5,710,000 (adjusted for the five into one share consolidation which became effective on 6th June, 2003), representing 3.3% of the shares of CiTL in issue at that date. No options had been exercised during the period from 31st March, 2003 to 29th June, 2003. All the options expired on 29th June, 2003.

A share option scheme of CIHL ("the CIHL Scheme") was approved by the CIHL Shareholders at the 2002 Annual General Meeting of CIHL held on 20th September, 2002. Another share option scheme of CiTL ("the CiTL Scheme") was also approved by the CIHL Shareholders and shareholders of CiTL at their respective 2002 Annual General Meeting held on 20th September, 2002. The CIHL Scheme and the CiTL Scheme fully comply with Chapter 17 of the Listing Rules. As at the Latest Practicable Date, no share option was granted, exercised, cancelled or lapsed under the CIHL Scheme and the CiTL Scheme.

Save as disclosed above, so far is known to the CIHL Directors, as at the Latest Practicable Date, no other persons has interests or short positions in the shares, underlying shares and debentures of CIHL or any of its associated corporation (within the meaning of Part XV of the SFO) which are required to be notified to CIHL and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he is taken or deemed to have taken under such provisions of the SFO); or are required, pursuant to section 352 of the SFO, to be entered in the register referred to therein; or are required, pursuant to the Model Code to be notified to CIHL and the Stock Exchange.

(B) Persons who have an interest or short position which is discloseable under Division 2 and 3 of Part XV of the SFO and substantial shareholders

As at the Latest Practicable Date, the sole substantial shareholder of CIHL was Dr. Chow who held 138,602,863 CIHL Shares, representing 50.27% of the issued share capital of CIHL as recorded in the register required to be kept by CIHL under the provisions of the SFO.

So far as is known to the CIHL Directors, as at the Latest Practicable Date, save as disclosed above, no persons had interests or short positions in the CIHL Shares and underlying shares of CIHL which are required to be disclosed to CIHL and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO or, were, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of CIHL.

SERVICE CONTRACTS

As at the Latest Practicable Date, no CIHL Director has an unexpired service contract with CIHL or any of its subsidiaries excluding contracts expiring or determinable by the employer within one year without payment of compensation, other than statutory compensation.

EXPERT AND CONSENT

The following is the qualification of the expert who has provided its advice which is contained in this circular:

Name	Qualifications
Access Capital	Access Capital Limited, the independent financial adviser to the CIHL Board and the CIHL Independent Board Committee, a deemed licensed corporation under the SFO licensed to conduct types 1, 4, 6 and 9 of the regulated activities under the SFO

Access Capital has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter and the references to its name in the form and context in which they appear.

As at the Latest Practicable Date, Access Capital was not interested beneficially or otherwise in any shares in CIHL or any of its subsidiaries or associated corporations and did not have any right, whether legally enforceable or not, or option to subscribe for or to nominate persons to subscribe for any shares in CIHL or any of its subsidiaries or associated corporations nor did it have any interest, either direct or indirect, in any assets which have been acquired, or disposed of by or leased to, or are proposed to be acquired, or disposed of by or leased to, any member of the CIHL Group since 31st March, 2003 the date to which the latest published audited financial statements of CIHL Group were made up.

MISCELLANEOUS

- None of the CIHL Director has, or has had, any direct or indirect interest in any assets which have been acquired, disposed of by or leased to, or which are proposed to be acquired, disposed of by or leased to, CIHL or any of its subsidiaries since 31st March, 2003, the date to which the latest published audited financial statements of CIHL Group were made up.

- There is no contract or arrangement entered into by any member of the CIHL Group in which any CIHL Directors are materially interested and which is significant in relation to the business of the CIHL Group.

- The CIHL Directors are not aware of any material adverse change in the financial or trading position of the CIHL Group since 31st March 2003, being the date to which the latest published audited financial statements of CIHL Group were made up.

- The English texts of this circular shall prevail over their respective Chinese texts.

DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection during business hours at the head office of CIHL from the date of this circular up to and including 5th December, 2003:

- the Memorandum of Association and the Bye-laws of CIHL;

- the letter from the CIHL Independent Board Committee, the text of which is set out on page 14 of this circular;

- the letter from Access Capital dated 19th November, 2003, the text of which is set out on pages 15 to 27 of this circular, and

- the letter of consent referred to in paragraph headed "Expert and consent" in this appendix.

CHEVALIER INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

NOTICE IS HEREBY GIVEN that a special general meeting of Chevalier International Holdings Limited (the "Company") will be held at 10:00 a.m. on Friday, 5th December, 2003 at 22nd Floor, Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Hong Kong for the purpose of considering and, if thought fit, passing the following resolution which will be proposed as an ordinary resolution:

ORDINARY RESOLUTION

"**THAT** the proposed privatisation of Chevalier Construction Holdings Limited by the Company (the "Privatisation Proposal") by way of a scheme of arrangement (the "Scheme") under section 99 of the Companies Act 1981 of Bermuda (as amended) as set out in the circular of the Company dated 19th November, 2003, a copy of which is tabled to this Meeting and signed by the chairman of the Meeting for identification purposes, be and is hereby approved and that the directors of the Company be and are hereby authorised to do all acts and things considered by them to be necessary or desirable in connection with the implementation of the Privatisation Proposal, including (but not limited to) the giving of consent to any modification of, or addition to, the Scheme, which the Supreme Court of Bermuda may see fit to impose."

By Order of the Board
KAN Ka Hon
Company Secretary

19th November, 2003

Principal place of business
22nd Floor,
Chevalier Commercial Centre,
8 Wang Hoi Road,
Kowloon Bay,
Hong Kong

Registered office
Canon's Court,
22 Victoria Street,
Hamilton, HM12,
Bermuda

Notes:

1. A member entitled to attend and vote at the meeting convened by this notice is entitled to appoint one or more proxies to attend and vote in his place. A proxy need not be a member of the Company.

2. A form of proxy for the meeting convened by this notice is enclosed. To be valid, this form of proxy, together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of such power or authority, must be deposited at the branch share registrars of the Company in Hong Kong, Standard Registrars Limited, G/F Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not later than 48 hours before the time for holding the meeting. Completion and return of the form of proxy will not preclude a member from attending the meeting and voting in person, if the member so wishes. In the event of a member attending the meeting, the form of proxy will be deemed to have been revoked.

3. In the case of joint holder of a share, any one of such holders may vote at the meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto, but if more than one such joint holders be present at the meeting personally or by proxy, that one of the holders so present whose name stands first on the register of members of the Company in respect of such share shall alone be entitled to vote in respect thereof.

4. Votes at the meeting will be taken by poll.

此乃要件　請即處理

閣下如對本通函任何方面或應採取之行動**有任何疑問**，應諮詢持牌證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下其士國際集團有限公司股份全部**售出或轉讓**，應立即將本通函送交買主或受讓人或經手買賣或轉讓之銀行、持牌證券交易商或其他代理商，以便轉交買主或受讓人。

CHEVALIER

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司

(於百慕達註冊成立之有限公司)

關連交易

建議由其士國際集團有限公司將

CHEVALIER

CHEVALIER CONSTRUCTION HOLDINGS LIMITED
其士建築集團有限公司

(於百慕達註冊成立之有限公司)

以協議安排方式
(根據百慕達公司法第99條)
私有化
註銷價為每股計劃股份0.25港元

其士國際集團有限公司之財務顧問

新百利有限公司

其士國際集團有限公司董事會及
獨立董事委員會之獨立財務顧問

ACCESS
CAPITAL
卓怡融資有限公司

卓怡融資有限公司函件載於本通函第15至27頁，內容有關彼等就由其士國際集團有限公司將其士建築集團有限公司私有化之建議向其士國際集團有限公司董事會及獨立董事委員會所提出之意見。

其士國際集團有限公司獨立董事委員會之函件載於本通函第14頁，內容有關彼等就由其士國際集團有限公司將其士建築集團有限公司私有化之建議所提出之推薦建議。

其士國際集團有限公司謹訂於二零零三年十二月五日(星期五)上午十時正假座香港九龍灣宏開道八號其士商業中心二十二樓舉行股東特別大會，大會召開通告載於本通函第32頁。

無論 閣下能否出席其士國際集團有限公司之股東特別大會，務請 閣下按照隨附之代表委任表格上印備之指示盡快填妥並交回標準証券登記有限公司，地址為香港灣仔告士打道五十六號東亞銀行港灣中心地下，惟無論如何須於股東特別大會或其任何續會指定舉行時間四十八小時前送達。填妥及交回代表委任表格後， 閣下仍可依願親身出席股東特別大會或其任何續會及於會上投票。

二零零三年十一月十九日

目　錄

除非文意另有所指，否則以下詞彙在本通函內具有以下涵義。

「卓怡融資」	指	卓怡融資有限公司，其士國際董事會及其士國際獨立董事委員會之獨立財務顧問，根據證券及期貨條例獲發牌進行該條例項下第1、4、6及9類受規管活動之視作持牌法團
「該公佈」	指	其士國際及其士建築就該建議於二零零三年十月三十一日發表之公佈
「聯繫人」	指	上市規則所賦予之涵義
「授權」	指	所有有關該建議之必要授權、登記、存檔、裁定、同意、准許及批准
「註銷價」	指	每股其士建築股份0.25港元現金
「其士建築」	指	其士建築集團有限公司，在百慕達註冊成立之獲豁免有限公司，其股份在聯交所上市，而於最後可行日期其約35.9%已發行股本由其士國際擁有
「其士建築董事會」	指	其士建築之董事會
「其士建築董事」	指	其士建築之董事
「其士建築集團」	指	其士建築及其附屬公司
「其士建築獨立股東」	指	其士建築股份之持有人，不包括其士國際、其士國際董事及彼等各自之任何聯繫人及一致行動人士
「其士建築股份」	指	其士建築股本中每股面值0.10港元之股份
「其士國際」	指	其士國際集團有限公司，在百慕達註冊成立之獲豁免有限公司，其股份在聯交所上市
「其士國際董事會」	指	其士國際之董事會
「其士國際董事」	指	其士國際之董事
「其士國際集團」	指	其士國際及其附屬公司

「其士國際獨立董事委員會」	指	其士國際董事會之獨立委員會，由黃宏發先生及周明權先生兩名其士國際獨立非執行董事組成
「其士國際獨立股東」	指	其士國際股份之持有人，不包括其士國際董事及彼等各自之聯繫人及一致行動人士
「其士國際股份」	指	其士國際股本中每股面值1.25港元之股份
「其士國際股東」	指	其士國際股份之持有人
「其士科技」	指	其士科技控股有限公司，在百慕達註冊成立之獲豁免有限公司，其股份在聯交所上市
「公司法」	指	百慕達一九八一年公司法(經修訂)
「法院會議」	指	按百慕達最高法院指示將召開以審議該建議之其士建築獨立股東會議
「周博士」	指	同時擔任其士國際董事會及其士建築董事會主席之周亦卿
「香港」	指	中華人民共和國香港特別行政區
「最後買賣日」	指	二零零三年十月三十日，即其士國際股份及其士建築股份暫停買賣以待該公佈發表前之最後買賣日
「最後可行日期」	指	二零零三年十一月十七日，即本通函付印前為確定本通函所載若干資料之最後可行日期
「上市規則」	指	聯交所證券上市規則
「標準守則」	指	上市規則內之《上市公司董事進行證券交易的標準守則》
「郭先生」	指	郭海生，其士國際董事兼其士建築董事
「譚先生」	指	譚國榮，其士國際董事兼其士建築董事
「該建議」	指	由其士國際以計劃方式將其士建築擬議私有化

「有關當局」	指	適當之政府及／或官方組織、監管機構、法院或機關
「計劃」	指	公司法第99條項下之協議安排，涉及註銷所有計劃股份
「計劃股份」	指	計劃股東所持之其士建築股份
「計劃股東」	指	其士建築股份之持有人，不包括其士國際
「證券及期貨條例」	指	香港法例第571章《證券及期貨條例》
「新百利」	指	新百利有限公司，其士國際之財務顧問，根據證券及期貨條例獲發牌進行該條例項下第1、4、6及9類受規管活動之持牌法團
「聯交所」	指	香港聯合交易所有限公司
「收購守則」	指	由證券及期貨事務監察委員會頒佈之《公司收購及合併守則》
「港元」	指	香港法定貨幣港元
「%」	指	百分比

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司

(於百慕達註冊成立之有限公司)

執行董事
周亦卿 *(主席兼董事總經理)*
郭海生 *(董事總經理)*
馮伯坤
簡嘉翰
黃奇岳
譚國榮

獨立非執行董事
黃宏發 O.B.E. (Hon.), J.P.
周明權 O.B.E., J.P.

註冊辦事處
Canon's Court,
22 Victoria Street,
Hamilton, HM12,
Bermuda

主要營業地點
香港
九龍灣
宏開道八號
其士商業中心
二十二樓

敬啟者：

關連交易

建議由其士國際集團有限公司將
其士建築集團有限公司
以協議安排方式（根據百慕達公司法第99條）
私有化
註銷價為每股計劃股份0.25港元

緒言

於二零零三年十月三十一日，其士國際及其士建築聯合宣布，其士國際於二零零三年十月三十日要求其士建築董事會向其士國際以外之其士建築股東提出有關以計劃方式（包括全數註銷並非由其士國際持有之其士建築股份）將其士建築擬議私有化之建議。

本通函旨在向　閣下提供（其中包括）該建議之進一步資料、卓怡融資致其士國際董事會及其士國際獨立董事委員會之函件、其士國際獨立董事委員會致其士國際獨立股東之函件，以及將召開以供其士國際獨立股東審議及酌情批准該建議之其士國際股東特別大會之通告。

該建議之條款

該建議之每股計劃股份註銷價須以現金支付，較：

(a) 最後買賣日聯交所所報每股其士建築股份收市價0.215港元溢價約16.3%；

(b) 根據截至及包括最後買賣日10個買賣日聯交所所報每日收市價計算之每股其士建築股份平均收市價0.215港元溢價約16.3%；

(c) 根據截至及包括最後買賣日30個買賣日聯交所所報每日收市價計算之每股其士建築股份平均收市價0.202港元溢價約23.8%；

(d) 根據截至及包括最後買賣日60個買賣日聯交所所報每日收市價計算之每股其士建築股份平均收市價約0.182港元溢價約37.4%；

(e) 最後可行日期聯交所所報每股其士建築股份收市價0.241港元溢價約3.7%；及

(f) 於二零零三年三月三十一日每股其士建築股份經審核綜合資產淨值0.307港元折讓約18.6%。

於最後可行日期有249,000,000股其士建築股份發行，而其中159,614,556股其士建築股份乃由計劃股東持有，佔其士建築已發行股本約64.1%。

註銷價乃經考慮其士建築股份現行及以往市價以及其士建築資產淨值等因素而釐定。基於每股計劃股份之註銷價計算，該建議估計其士建築全部已發行股本之價值約為62,300,000港元。根據該建議應付之總註銷價約為39,900,000港元，將自其士國際之可動用一般銀行信貸撥付。其士國際之財務顧問新百利信納其士國際有充裕財務資源落實該建議。

該建議根據收購守則第2.4條須獲其士國際獨立股東批准。

獨立財務意見

於最後可行日期，其士國際董事會主席周博士持有61,036,489股其士建築股份之權益；其士國際董事郭先生持有1,326,437股其士建築股份之權益；其士國際董事譚先生持有625,796股其士建築股份之權益。因此，根據收購守則第2.4條，其士國際董事會就該建議被視為有利益衝突。收購守則第2.4條規定，要約人董事會須於要約人董事出現利益衝突時就提出要約是否符合要約人股東之利益取得獨立財務意見。因此，卓怡融資獲委聘就該建議向其士國際董事會提供意見。卓怡融資已向其士國際董事會提出意見，表示按收購守則第2.4條之內容而言，該建議整體上對其士國際股東屬公平合理。卓怡融資函件載於本通函第15至27頁。

由於周博士為其士國際之控股股東、其士國際之董事及其士建築之主要股東，而該建議涉及由其士國際收購其士建築之股份，故根據上市規則第14.23(1)(b)條構成其士國際之關連交易。該建議亦涉及由其士國際向三名其士國際董事周博士、郭先生及譚先生收購其士建築股份，故亦受上市規則第14.23(1)(a)條規限。

成員包括兩名其士國際獨立非執行董事黃宏發先生及周明權先生之其士國際獨立董事委員會經已組成，以便就該建議是否公平合理向其士國際獨立股東提出意見。其士國際獨立董事委員會亦就該建議是否公平合理獲卓怡融資提出意見。卓怡融資向其士國際獨立董事委員會所提出之意見同樣載於本通函第15至27頁之卓怡融資函件內。

上市規則亦規定該建議須取得其士國際獨立股東批准後方可作實。其士國際將召開供其士國際獨立股東審議及酌情批准該建議之其士國際股東特別大會。

有關其士建築集團之資料

以下為其士建築於最後可行日期之股權架構之示意圖：


其士國際
周博士及
其一致行動人士
其他其士建築董事
及彼等各自之
一致行動人士
公眾人士
35.90%
24.51%
0.79%
38.80%
其士建築

其士建築集團主要在香港從事樓宇建造、樓宇維修及土木工程。

截至二零零三年三月三十一日止兩年各年其士建築集團之經審核綜合業績之概要載列如下：

	截至三月三十一日止年度	
	二零零二年	二零零三年
	千港元	*千港元*
營業額	526,927	225,498
經營溢利	6,514	18,043
税前溢利	7,376	19,231
除税後但未計少數股東權益之溢利	6,850	7,604
其士建築股東應佔溢利	6,723	7,418

於二零零三年三月三十一日，其士建築集團之經審核綜合資產淨值約為76,400,000港元，即每股其士建築股份0.307港元(按於最後可行日期有249,000,000股已發行其士建築股份計算)。

股權架構

下表詳列其士國際及其士建築於最後可行日期之股權架構以及其士建築緊於該建議完成時之股權架構：

	於最後可行日期				於該建議順利落實時	
	其士國際股份數目	(%)	其士建築股份數目	(%)	其士建築股份數目	(%)
其士國際	不適用	不適用	89,385,444	35.90	89,385,444	100.00
周博士及其一致行動人士	151,739,351	55.04	61,036,489	24.51	–	–
郭先生及其一致行動人士	98,216	0.04	1,326,437	0.53	–	–
譚先生及其一致行動人士	201,488	0.07	632,938	0.26	–	–
馮伯坤先生及其一致行動人士	91,290	0.03	–	–	–	–
簡嘉翰先生及其一致行動人士	29,040	0.01	–	–	–	–
其士國際及其一致行動人士之小計	152,159,385	55.19	152,381,308	61.20	–	–
公眾人士	123,549,013	44.81	96,618,692	38.80	–	–
	275,708,398	100.00	249,000,000	100.00	89,385,444[1]	100.00

附註：

1. *159,614,556股計劃股份將予註銷（視乎該建議而定）。*

2. *周博士同時擔任其士國際及其士建築之主席。彼亦身兼其士國際董事及其士建築董事。郭先生為其士國際董事及其士建築董事。譚先生為其士國際董事及其士建築董事。簡嘉翰先生及馮伯坤先生均為其士國際董事。其士國際董事（連同彼等之近親（即董事之配偶、事實上配偶、子女、父母及兄弟姊妹））乃假設為其士國際之一致行動人士。*

於該建議完成時，其士建築將成為其士國際之全資附屬公司，而其士建築股份在聯交所之上市地位將予撤銷。

於最後可行日期並無其士建築之未行使購股權、認股權證或可換股證券。

其士國際所作出之該建議有待其士國際獨立股東批准。於最後可行日期，同時為其士國際股東之其士國際董事（即周博士、郭先生、譚先生、馮伯坤先生及簡嘉翰先生）及彼等各自之一致行動人士及聯繫人合共持有152,159,385股其士國際股份之權益。由於收購守則下全體其士國際董事被假設與其士國際一致行動，因此，彼等及彼等各自之一致行動人士及聯繫人已同意並將會迴避在其士國際股東特別大會上就該建議投票（就彼等各自所持有其士國際股份而言）。

該建議一經作出，將須獲（其中包括）其士建築獨立股東在法院會議上批准，方可作實。其士國際將不會在法院會議上投票，而其士國際所持其士建築股份將不會構成計劃股份之組成部分。周博士、郭先生及譚先生及彼等各自之一致行動人士已同意並將迴避在法院會議上就該建議投票，惟彼等所持其士建築股份則會計算入計劃股份股數。

其士國際、周博士、郭先生及譚先生已表明，如該建議在法院會議上獲得批准，彼等將憑彼等於其士建築之實益權益，投票贊成或促使投票贊成將在其士建築股東特別大會（將於法院會議後召開）提呈之特別決議案，以批准及實行該建議（包括註銷計劃股份及削減其士建築已發行股本）。

其士國際、其士國際董事及彼等各自之一致行動人士於最後交易日前六個月期間，以及於截至及包括最後可行日期之六個月期間概無有值買賣其士建築股份。

作出該建議之原因及該建議之益處

其士建築股份向以較其資產淨值折讓之價格買賣，而其成交量亦一直薄弱。於截至及包括最後可行日期之兩年，其士建築股份徘徊在每股其士建築股份0.052港元至0.243港元之價位，平均收市價則約為每股其士建築股份0.118港元。此平均收市價較每股其士建築股份之經審核綜合資產淨值（於二零零三年三月三十一日為0.307港元）折讓了約61.6%。

於截至及包括最後可行日期之兩年，其士建築股份之平均每日成交量為64,293股其士建築股份。此每日成交量佔其士建築於最後可行日期之已發行股本約0.02%。基於每股其士建築股份市價較其資產淨值呈現折讓，加上其士建築股份在聯交所流通量低，故其士建築董事認為，如其士建築欲為業務目的籌集額外資金，實難寄望通過在股本市場集資來達到目的。事實上，自其士建築股份於一九九六年一月在聯交所上市以來，除二零零零年與Wealthy Town Investments Limited(其士建築旗下附屬公司某董事實益擁有之公司)訂立之認購協議外，其士建築並無在公開市場上籌集資金。

此外，其士建築受限於其資產淨值基礎小而難以取得融資或銀行信貸來應付業務發展所需以參與大型建築項目。該建議順利落實後，其士建築將成為其士國際之全資附屬公司，而後者定給予其士建築在日後之業務發展上全力資助。完成該計劃時，其士建築將歸入資產基礎雄厚之其士國際集團旗下。其士國際董事預期，於日後經濟好轉，特別是物業市道復甦時，其士建築將更有把握競投大型建築項目。

該建議亦將對銷其士建築與其士國際間所有關連交易，從而精簡其士國際集團行政、監管及規章責任。

計及上述因素後，其士國際董事因而認為該建議符合其士國際股東之利益。

其士國際打算於其士建築順利私有化後保持其士建築集團之業務不變，且無意於可見將來尋求將其士建築股份在任何證券交易所上市。

該建議對其士國際之財務影響

對盈利之影響

下表載列假設其士國際於截至二零零三年三月三十一日止財政年度之初完成將其士建築私有化之情況下，該建議對其士國際集團盈利之影響。

	百萬港元
其士國際集團截至二零零三年三月三十一日止年度之純利	**101.91**
減： 集資成本 *(附註1)*	(0.8)
加： 盈利增加	
分佔其士建築於截至二零零三年三月三十一日止年度溢利7,420,000港元之其餘64.1%權益	4.76
以五年時間按直線法確認來自該建議之9,100,000港元負商譽為收入 *(附註2)*	1.82
預期節省成本 (因其士建築於聯交所除牌而節省之行政、監管及法律成本)	1.25
其士國際集團之備考純利	**108.94**

附註：

1. 集資成本代表根據其士國際為進行該建議而將動用之一般銀行信貸之適用利率而計算出之全年利息成本。

2. 負商譽代表其士國際集團應佔其士建築其餘64.1%資產淨值超逾為收購餘下權益而應付代價之數。為方便說明，負商譽乃採用註銷價與其士建築截至二零零三年三月三十一日之資產淨值約76,000,000港元(此乃最近期公佈數字，與該建議完成時之資產淨值相若)計算。

按最後可行日期已發行275,708,398股其士國際股份計算，每股其士國際股份之盈利將在成功實行該建議後由0.37港元增至0.40港元。

對有形資產淨值之影響

下表載列假設其士國際於二零零三年三月三十一日完成將其士建築私有化之情況下，該建議對其士國際有形資產淨值之影響。

	百萬港元	*百萬港元*
其士國際集團於二零零三年三月三十一日之資產淨值		**2,252.6**
減：無形資產		
－收購附屬公司產生之商譽	(3.6)	
－收購一家聯營公司產生之負商譽	0.3	
－收購一家聯營公司產生之商譽	(2.4)	(5.7)
－其他無形資產		(4.1)
其士國際集團於二零零三年三月三十一日之有形資產淨值		**2,242.8**
加：收購其士建築64.1%已發行股本所產生之負商譽		
－其士建築於二零零三年三月三十一日之64.1%經審核綜合有形資產淨值	49.0	
－根據該建議應付予計劃股東之代價	(39.9)	9.1
其士國際集團之備考有形資產淨值		**2,251.9**

按最後可行日期已發行275,708,398股其士國際股份計算，每股其士國際股份之有形資產淨值將在該建議成功實行後由每股其士國際股份8.13港元增至8.17港元。

該建議之條件

其士國際所作出之該建議有待其士國際獨立股東在其士國際股東特別大會上以不記名表決方式批准後，方可作實。全體其士國際董事及彼等各自之一致行動人士及聯繫人將迴避投票。

該建議一經其士國際作出，將會生效並對全體計劃股東具約束力，惟須待以下條件達成或獲豁免(視何者適用)，方可作實：

(a) 親身或派員出席審議該建議之法院會議及投票而代表不少於四分三計劃股份價值之其士建築獨立股東以大多數票(不記名表決)批准該建議，惟：

(i) 計劃須獲親身或派員出席及投票之其士建築獨立股東以至少佔彼等所持計劃股份隨附票數75%之大多數票批准；及

(ii) 批准該建議之決議案之反對票不超過其士建築獨立股東所持有計劃股份隨附票數10%；

(b) 親身或派員出席及投票之其士建築股東在繼法院會議後召開之其士建築股東特別大會上以至少四分三之大多數票通過特別決議案，以批准及實行該建議(包括註銷計劃股份及削減其士建築已發行股本)；

(c) 百慕達最高法院認許該建議(經過或不經修訂)並有百慕達最高法院之命令副本交百慕達公司註冊處處長登記；

(d) 就削減其士建築已發行股本採取必要步驟以符合公司法第46條有關計劃股份之規定；

(e) 已取得、辦理或申領(視情況而定)百慕達及／或香港及／或任何其他有關司法權區有關當局有關該建議之各種授權；

(f) 各授權仍具十足效力及不經修改，各有關司法權區之所有必要法定或監管責任已得到履行，且未有任何有關當局就該建議或有關該建議之任何事宜、文件(包括通函)或事情施加非明文規定或明文規定外之相關法律、規則、規例或守則規定(以上各情況均指截至該建議生效之時)；

(g) 已取得其士建築現行合約責任所規定之所有其他必要同意；及

(h) 已取得其士國際現行合約責任所規定之所有其他必要同意。

其士國際保留權利就全部或個別事宜豁免條件(g)及／或(h)。倘條件(e)或(f)乃因未取得授權而未能達成，其士國際保留權利審視此項未能達成條件事件之重要性，並於其認為適當之情況下豁免達成此項條件。條件(a)至(d)無論如何不獲豁免。上述所有條件均將須於二零零四年三月三十一日或之前(或其士國際及其士建築協定或百慕達最高法院指定之較後日期)達成或獲豁免，否則該建議將告失效。其士國際及其士建築將於該建議失效時發表公佈。

撤銷其士建築股份之上市地位

該建議生效時，所有計劃股份將予註銷。其士建築將向聯交所申請批准撤銷其士建築股份在聯交所之上市地位。該建議如未能在二零零四年三月三十一日或之前(或其士國際與其士建築所協定或百慕達最高法院所指定之較後日期)生效，將告失效，而計劃股東將隨之獲報章公佈形式知會。

如該建議不獲批准或失效，其士建築股份之上市地位將不會撤銷。

股東特別大會

其士國際股東特別大會通告載於本通函第32頁。無論　閣下能否出席其士國際股東特別大會，務請　閣下按照隨附之代表委任表格上印備之指示盡快填妥並交回標準証券登記有限公司，地址為香港灣仔告士打道五十六號東亞銀行港灣中心地下，惟無論如何須於大會或其任何續會指定舉行時間四十八小時前送達。填妥及交回代表委任表格後，閣下仍可依願親身出席其士國際股東特別大會及於會上投票。

其他資料

卓怡融資之意見函件載於本通函第15至27頁，敬希垂注。

待其士國際獨立股東批准該建議後，其士國際作出該建議一事將成為無條件。載有該建議詳情(包括該建議之條件)以及(其中包括)召開法院會議通告之計劃文件，將於適當時候寄發予其士建築股東。其士國際將於適當時就該建議之進展以及實行該計劃之指引性時間表以報章通告方式發表進一步公佈。

此致

列位其士國際股東　台照

代表
Chevalier International Holdings Limited
其士國際集團有限公司
主席兼董事總經理
周亦卿
謹啟

二零零三年十一月十九日

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司
(於百慕達註冊成立之有限公司)

敬啟者：

關連交易

吾等謹提述其士國際所刊發，日期為二零零三年十一月十九日之通函(「通函」，本函件為其中部份)。除非文意另有所指，否則通函所界定之詞彙在本函件中具有相同涵義。

其士國際獨立董事委員會已組成，負責就該建議向其士國際獨立股東提供意見。卓怡融資則獲委任為就此向吾等提供意見之獨立財務顧問。董事會函件載於第4至13頁，而卓怡融資函件則載於第15至27頁，謹請　閣下垂注。

其士國際獨立董事委員會考慮卓怡融資之意見後認為，實行該建議就上市規則第14章所訂明之規定而言對其士國際及其士國際股東整體上屬公平合理。因此，吾等建議其士國際獨立股東投票贊成將於其士國際股東特別大會上提呈之旨在批准該建議之普通決議案。

此致

列位其士國際獨立股東　台照

其士國際獨立董事委員會
黃宏發　　**周明權**
謹啟

二零零三年十一月十九日

以下為卓怡融資就該建議致其士國際董事會及其士國際獨立董事委員會之函件全文。

ACCESS
CAPITAL

卓怡融資有限公司
香港
中環皇后大道中八號
三樓

敬啟者：

建議由其士國際集團有限公司
將其士建築集團有限公司
以協議安排方式私有化

1. 緒言

吾等獲其士國際集團有限公司(「貴公司」或「其士國際」)委任，就其士國際以協議安排方式將其士建築集團有限公司(「其士建築」)私有化之建議(「該建議」)，向其士國際董事會及其士國際獨立非執行董事組成之獨立董事委員會(「其士國際獨立董事委員會」)提供意見。該建議之詳情載於日期為二零零三年十一月十九日致其士國際股東(「其士國際股東」)之通函(「該通函」)第4至第13頁所載「董事會函件」，本函件構成該通函之一部份。除非文義另有所指，本函件所用詞彙與該通函所界定者具相同涵義。

其士國際已要求其士建築董事會向其士建築股東(不包括其士國際)(「計劃股東」)提呈該建議。根據該建議，其士國際建議按每股計劃股份0.25港元現金之註銷價將其士建築股份(不包括其士國際持有之股份)(「計劃股份」)註銷。於最後可行日期，計劃股東

擁有159,614,556股其士建築股份，佔其士建築已發行股本約64.1%。其士國際實行該建議將需要約39,900,000港元之現金，並將以其士國際可動用之一般銀行信貸撥付。

根據上市規則第14章所訂明之規定，實行該建議構成其士國際之關連交易。因此，實行該建議需要取得其士國際股東之批准。由於周亦卿博士(「周博士」，其士國際與其士建築之主席兼董事)、郭海生先生(「郭先生」，其士國際與其士建築之董事)及譚國榮先生(「譚先生」，其士國際與其士建築之董事)為計劃股東，故需要在考慮實行該建議之其士國際股東特別大會上棄權投票。於最後可行日期，周博士直接持有61,036,489股其士建築股份；郭先生直接持有1,326,437股其士建築股份；譚先生及其家族直接持有632,938股其士建築股份，再加上全體其士國際董事被視為其士國際之一致行動人士，其他其士國際董事亦同意在上述股東特別大會上棄權投票；因此，其士國際董事會在決定作出該建議時存在利益衝突。

當要約人董事面對利益衝突時，收購守則第2.4條要求要約人取得就提出收購是否符合要約人股東利益之合資格獨立顧問意見。因此，其士國際已委任獨立財務顧問以便建議其士國際董事會就作出該建議是否符合其士國際股東之利益。

由於根據上市規則，該建議亦構成其士國際之關連交易，故已按規定成立其士國際獨立董事委員會以審議該建議並向其士國際獨立股東提供就上市規則第14章之規定而言，實行該建議對其士國際及其士國際股東整體而言是否屬公平合理之推薦意見。

就該建議而言，卓怡融資先獲委任為其士國際董事會之獨立財務顧問，其後再獲委任為其士國際獨立董事委員會之獨立財務顧問，負責(i)向其士國際董事會提供作出該建議是否符合其士國際股東利益之建議，以及(ii)向其士國際獨立董事委員會提供實行該建議對其士國際及其士國際股東整體而言是否屬公平合理之意見。

除吾等獲委任為其士國際董事會及其士國際獨立董事委員會在該建議方面之獨立財務顧問而應付予吾等之專業顧問費用外，並無任何安排讓卓怡融資向其士國際、其士建築或彼等各自之任何聯繫人士或彼等之任何一致行動人士收取額外費用或利益。

2. 意見基準

吾等構思意見時依賴該通函所載陳述、資料、意見及聲明，以及其士國際之管理層及董事(「其士國際董事」)向吾等提供之資料及聲明。吾等假設該通函所載或提述，或

貴公司管理層及其士國際董事所提供之所有該等陳述、資料、意見及聲明，於作出及提供時直至該通函日期為止仍屬真確及有效。貴公司管理層及其士國際董事對該等陳述、資料、意見及聲明負全責。吾等假設該通函所載貴公司管理層及其士國際董事所作出或提供之所有假設及意見均經審慎周詳考慮後合理作出。吾等亦已徵求並獲貴公司及其士國際董事確認，該通函所提供及提述之資料並無遺漏任何重要事實。

吾等認為，吾等已審閱所有現有資料及文件，以讓吾等達致知情意見，並就吾等依賴所獲提供資料作出吾等之意見提供合理基準。吾等並無理由懷疑 貴公司、其士國際董事及彼等各自之顧問提供予吾等之資料及陳述之真實性、準確性及完備性，亦無理由相信吾等所獲提供或上述文件所提述資料有保留或遺漏任何重要資料。然而，吾等並無獨立核證所獲提供之資料，亦無對 貴公司或其任何附屬公司之業務及財務狀況進行獨立調查。

3. 主要考慮因素及理由

吾等構思意見時已考慮以下因素及理由：

3.1 背景資料

3.1.1 有關其士國際

其士國際為投資控股公司，其股份於聯交所主板上市。

其士國際(透過其附屬公司)之主要業務為推廣、安裝及保養升降機及自動電梯、玻璃幕牆及鋁窗、冷氣系統、機電系統、電力設備及工業設備，環境保護工程；供應及安裝建築材料及設備，汽車銷售、維修及租賃服務，物業發展、投資及管理、酒店投資及管理；投資、保險服務；提供廣泛的話音與數據通訊設備與服務及系統整合的資訊科技技術服務，銷售、分銷及維修商業機器。

3.1.2 有關其士建築

其士建築為投資控股公司，其士建築於一九九六年一月自其士發展國際有限公司(「其士發展」)順利分拆後，其股份於聯交所主板上市。其士發展已於一九九九年被私有化。

其士建築（透過其附屬公司）主要在香港從事樓宇建築、樓宇維修及土木工程。其士建築透過其附屬公司持有承辦香港特別行政區政府與房屋委員會建築工程之牌照。

於最後可行日期有249,000,000股其士建築股份已經發行，而其中159,614,556股其士建築股份乃由計劃股東持有，佔其士建築已發行股本約64.1%。

其士建築及其附屬公司（「其士建築集團」）之經審核綜合營業額於截至二零零三年三月三十一日止對上五個財政年度一直下跌，於截至二零零三年三月三十一日止年度更跌至約225,000,000港元，僅為五年前截至一九九九年三月三十一日止年度之經審核綜合營業額約2,580,000,000港元約9%。

其士建築集團截至二零零三年三月三十一日止五年之總資產、總負債、股本及財務業績概要如下，有關資料乃摘錄自其士建築已刊發之年報：

	於三月三十一日				
	一九九九年	二零零零年	二零零一年	二零零二年	二零零三年
			(百萬港元)		
總資產	1,081	1,163	1,031	740	624
總負債	1,002	1,076	968	670	547
少數股東權益	1	1	1	1	1
股本	229	229	249	249	249
(已發行股份數目－百萬股)					
股東資金	78	86	62	69	76

	截至三月三十一日止年度				
	一九九九年	二零零零年	二零零一年	二零零二年	二零零三年
			(百萬港元)		
營業額	2,580	2,391	1,226	527	225
本年度純利／（虧損淨額）	(78)	8	(28)	7	7
每股股份 *(仙)*					
基本盈利／（虧損）*	(34.1)	3.4	(11.7)	2.7	3.0
股息	0	0	0	0	0
資產淨值（「資產淨值」）（按賬面值計算）	34.2	37.6	25.0	27.7	30.7

* 其士建築股份之每股盈利／（虧損）乃根據其士建築集團於有關年度之純利／（虧損淨額）及其士建築有關年度之已發行股份加權平均數計算。

根據其士建築截至二零零三年三月三十一日止四年之年報，營業額持續下跌乃經營環境極之艱鉅所造成。本港物業市場持續下跌、香港經濟疲弱、失業率高企、政府之房屋及土地資源政策不明朗、物業資產投資價值下跌、大批負資產業主更進一步削弱買家入市信心，皆為構成經營環境艱鉅之成因。但對其士建築集團造成最嚴重打擊的則莫過於私人機構參建居屋計劃內的建築工程項目全線停工，使到其士建築集團頓失主要收入來源。此外，新建築項目數目減少，私人界別之新建築項目數目跌幅更大，造成同業間的競爭更加激烈。

雖然過去五年之營業額持續下跌，其士建築集團仍然成功保持較為穩定之盈利水平，透過嚴控成本及有效之項目管理，於截至二零零二年及二零零三年三月三十一日止兩年各年錄得經審核純利約7,000,000港元。

3.2 作出該建議之原因及該建議之益處

3.2.1 相對於一九九六年分拆其士建築上市時之期望而言，其士建築保持上市地位之益處日漸減少

其士發展於一九九六年分拆上市時，其士發展之董事會看好建築業前景，相信分拆其士建築上市可以籌得外界資金有助開展拓張計劃，地位與市場知名度更高，故其士國際其時之董事相信，此舉有利其士建築集團往後之發展及擴張。惟亞洲以至香港之物業市場與經濟突然轉勢，大幅倒退，窒礙其士建築之發展步伐。

3.2.2 其士建築之業務增長受制於有限資金與未能籌集新資本或舉債集資

要數其士建築現時負責之較大型項目建築業務，則只有新界天水圍國際濕地公園以及新界元朗一間小學／中學。基於由香港特別行政區政府與私人界別提供之建築項目有限，其士國際董事會同意其士建築董事會之意見，預計可見將來新招標項目之數目有限。因此，其士建築計劃在物業市道轉好繼而帶動大型建築合約再現前發掘中型非住宅項目，譬如機構、公共及政府設施。一俟物業市場復甦，其士建築當可憑藉廣泛經驗與優越往績，取得大型建築合約的優勢。惟其士建築目前之資本以及可獲其士國際提供之資助不足以競投大型項目。

此外，其士國際董事會認為，其士建築股份之股價、流通量及股價水平相對於每股資產淨值(詳見下文)之水平限制了其士建築自力向外界集資之能力。

其士建築股份向以較其資產淨值折讓之價格買賣，而其成交量亦一直薄弱。於截至及包括最後可行日期止兩年，其士建築股份徘徊在每股其士建築股份0.052港元至0.243港元之價位，平均收市價則約為每股其士建築股份0.118港元。此平均收市價較每股其士建築股份之經審核綜合資產淨值(於二零零三年三月三十一日約為0.307港元)折讓約61.6%。

截至及包括最後可行日期兩年，其士建築股份之平均每日成交量為64,293股其士建築股份。此每日成交量佔其士建築於最後可行日期之已發行股本約0.02%。

基於每股其士建築股份市價較其資產淨值呈現折讓，加上其士建築股份在聯交所流通量低，故其士國際董事會認同其士建築董事會之看法，認為如其士建築欲為業務籌集額外資金，實難寄望通過在股本市場集資來達到目的，惟其士建築目前並無集資需要。自其士建築股份於一九九六年一月在聯交所上市以來，除二零零零年與Wealthy Town Investments Limited(其士建築旗下附屬公司某董事實益擁有之公司)訂立之認購協議外，其士建築並無在公開市場上籌集資金。

3.2.3 其士國際向其士建築提供全面資助與消除及精簡若干行政、監管及規章責任而可能取得之益處

其士國際董事會相信，該建議順利落實後，其士建築將成為其士國際集團之全資附屬公司，而後者定將在日後之業務發展上全力資助其士建築。其士國際董事會亦預期，其士建築收歸資產基礎雄厚之其士國際集團旗下後，於該建議完成時，在競投大型建築項目時更為有利。

該建議亦將對銷其士建築與其士國際間所有關連交易，從而精簡其士國際集團之行政、監管及規章責任。特別是(i)財務資源之運用更有效率；(ii)競投大規模項目時更具競爭優勢；及(iii)省卻保留其士建築上市地位所附帶之一切成本以及一家獨立上市公司之其他相關成本。

3.3 香港建築業前景

根據建築事務監督於一九九八年至二零零二年五年間以及直至二零零三年八月止之數據，規劃審批、施工同意書及入伙紙之數目持續下跌，而以總建築樓面面積計，一般樓宇及地基工程之施工同意書 (consents for new buildings to commence general building and superstructure work) 亦同樣報跌。上列數字反映出其士建築集團收入之主要來源－公營房屋建築項目數目走勢向下。

香港特別行政區政府近日致力控制物業市場之供應，冀能帶動住宅物業價格持續回升。香港特別行政區政府持股之鐵路公司亦會押後物業發展計劃，協助控制供應。香港特別行政區政府計劃於二零零四年恢復有限度賣地，並延長新發展項目之施工期，以防大批新樓宇在短時間內推出市場。香港特別行政區政府亦控制基建開支。根據房屋委員會預測建屋量加上現有空置私人單位與香港特別行政區政府因暫停居者有其屋計劃而持有之物業計算，現時物業市場之供求失衡，市場仍需要一段時間消化積壓樓宇。

香港特別行政區政府最近公佈，高檔物業項目將於可見將來開始招標承建。此事雖然反映出近期市況改善，但有關方面未有披露實際數據。此外，地鐵公司與九廣鐵路公司表示在二零零五年前不會邀請發展商遞交發展各自土地儲備之建議書。其士國際董事會相信，物業建築業內目前的工程需要一至兩年消化，故其士國際董事會預期建築市場在二零零四年中將會轉趨活躍。由於市場對香港樓市復甦普遍持審慎樂觀態度，只要假以時日，物業建築市場的活動亦會轉趨活躍，故吾等並無理由懷疑其士國際董事會之信念。

3.4 該建議之條款及條件

該建議將規定計劃股份予以註銷，代價為各計劃股東有權就所持每股計劃股份收取現金0.25港元。

基於最後可行日期已發行其士建築股份總數249,000,000股計算，該建議估計其士建築全部已發行股本之價值約為62,300,000港元。於最後可行日期有159,614,556股其士建築股份乃由計劃股東持有，佔其士建築已發行股本約64.1%。根據該建議應付之總代價約為39,900,000港元，將自其士國際之可動用一般銀行信貸撥付。

每股計劃股份註銷價0.25港元較：

(a) 最後可行日期聯交所所報每股其士建築股份收市價0.241港元溢價約3.73%；

(b) 二零零三年十月三十日(即其士建築股份暫停買賣以待聯合公佈發表前之最後買賣日)(「最後買賣日」)聯交所所報每股其士建築股份收市價0.215港元溢價約16.3%；

(c) 根據截至及包括最後買賣日10個買賣日聯交所所報每日收市價計算之每股其士建築股份平均收市價約0.215港元溢價約16.3%；

(d) 根據截至及包括最後買賣日30個買賣日聯交所所報每日收市價計算之每股其士建築股份平均收市價約0.202港元溢價約23.8%；

(e) 根據截至及包括最後買賣日60個買賣日聯交所所報每日收市價計算之每股其士建築股份平均收市價約0.182港元溢價約37.4%；及

(f) 於二零零三年三月三十一日每股其士建築股份經審核綜合資產淨值約0.307港元折讓約18.6%。

從上列資料可見，每股計劃股份註銷價0.25港元較其士建築股份以往之市價出現大幅溢價，而其士建築股份自二零零零年十二月十五日以來之成交價一直低於二零零三年三月三十一日每股其士建築股份之經審核綜合資產淨值。雖然註銷價較每股其士建築股份於二零零三年三月三十一日之經審核綜合資產淨值0.307港元折讓約18.6%，惟較其士建築股份於最後買賣日之收市價每股0.215港元計算則折讓約30%，後者之折讓幅度更大。

待以下條件達成或獲豁免(視何者適用)，該建議將會生效並對全體計劃股東具約束力：

(a) 親身或派員出席審議該建議之法院會議及投票之其士建築獨立股東以大多數票(不記名表決)批准該建議，惟：

  (i) 該計劃須獲親身或派員出席及投票之其士建築獨立股東以至少佔彼等所持計劃股份隨附票數75%之批准；及

  (ii) 批准該建議之決議案之反對票不超過其士建築獨立股東所持有計劃股份隨附票數10%；

(b) 親身或派員出席及投票之其士建築股東在召開之其士建築股東特別大會上以至少四分三之大多數票通過特別決議案，以批准及實行該建議(包括註銷計劃股份及削減其士建築已發行股本)；及

(c) 百慕達最高法院認許該建議(經過或不經修訂)並有百慕達最高法院之命令副本交百慕達公司註冊處處長登記。

上述所有條件均將須於二零零四年三月三十一日或之前(或其士國際及其士建築協定或百慕達最高法院指定之其他日期)達成，否則該建議將告失效。

3.5 對該建議之評估

3.5.1 在盈利方面

於截至二零零三年三月三十一日止三個財政年度各年，其士建築集團分別錄得經審核綜合營業額約1,226,000,000港元、527,000,000港元及225,000,000港元。

雖然於過去三個財政年度之營業額大幅下跌，其士建築集團仍能於截至二零零二年三月三十一日止財政年度轉虧為盈，錄得純利約7,000,000港元，勝於截至二零零一年三月三十一日止財政年度錄得虧損淨額約28,000,000港元，於截至二零零三年三月三十一日止財政年度仍能保持純利約7,000,000港元。純利率由二零零二年約1.33%升至二零零三年約3.11%。

誠如上文所述，營業額於對上三個財政年度持續下跌乃經營環境極之艱鉅所造成。本港物業市場持續下跌、香港經濟疲弱、失業率高企、土地及房屋政策不明朗、物業資產投資價值下跌、大批負資產業主進一步削弱買家入市信心，皆為構成經營環境艱鉅之成因。其士建築在年報內表示，香港特別行政區政府實行削減公營房屋供應之政策大大減少了其士建築之商機，而二零零三年三月爆發非典型肺炎亦進一步打擊買家與投資者之信心。

吾等只能找到一家聯交所創業板上市公司作同業比較，該公司之市值少於50,000,000港元，主要在香港從事建築業務，錄得盈利而營業額與其士建築相若（「同業公司」），以下為同業公司與其士建築之比較：

公司名稱	註銷價／收市價 (港元)	市值 (百萬港元)	市盈率	每股賬面淨值 (港元)	股價對賬面值	較每股資產淨值折讓 (%)	營業額 (百萬港元)	純利 (百萬港元)	經營溢利 (百萬港元)	資本負債比率 (%)	經營溢利／營業額 (%)
其士建築											
註銷價	0.25	62.3	8.39	0.307	0.81	19	225.50	7.42	18.04	–	8.00
收市價											
－最後可行日期	0.241	60.0	8.03	0.307	0.79	21	222.50	7.42	18.04	–	8.00
－最後買賣日	0.215	53.5	7.21	0.307	0.70	30	222.50	7.42	18.04	–	8.00
匯隆控股有限公司											
收市價											
－最後可行日期	0.099	45.3	11.00	0.103	0.96	4	146.47	4.15	3.62	31	2.47
－最後買賣日	0.100	45.8	11.11	0.103	0.97	3	146.47	4.15	3.62	31	2.47

從上表可見，根據該建議項下每股計劃股份之現金代價0.25港元計算，其士建築之市盈率約為8.39倍，較同業公司還要低。

3.5.2 在資產淨值方面

從上表可見，雖然每股其士建築股份較資產淨值折讓約18.6%，幅度較匯隆控股有限公司（「匯隆」）股價與其資產淨值之折讓約3%為高（匯隆之股價對賬面值比率為0.97倍），但折讓幅度遠較其士建築股份於最後買賣日之成交價比起上述每股資產淨值約0.307港元之折讓約30%為低。

敬請注意，上表所述匯隆之股價對賬面值比率乃根據匯隆之市價計算，而其士建築之有關比率則根據該建議下之註銷價計算，後者已包括了其士國際將其士建築之股權由約35.9%增至100%之控制／收購溢價。考慮到控制／收購溢價，以及能夠平衡兩者利益，一方為使到註銷價對其士國際與其士國際股東同屬公平合理，而另一方則力求使價格足以吸引計劃股東接納該建議，其士國際之收購價較每股其士建築股份於最後買賣日之資產淨值存有約18.6%折讓（折讓幅度介乎其士建築與匯隆股價較本身每股資產淨值之折讓間的中位

數)，但較最後買賣日所錄得之每股其士建築股份收市價為高。因此，吾等構思意見時已考慮到上述比較結果以及本函件所載之所有其他因素，以決定實行該建議與註銷價是否公平合理。

3.6 該建議完成後可能對其士國際造成之財務影響

3.6.1 在盈利方面

根據其士國際截至二零零三年三月三十一日止年度之最近期經審核綜合財務報表及以股代息計劃完成後275,708,398股已發行其士國際股份計算，其士國際錄得純利約101,910,000港元，每股其士國際股份之盈利約為0.370港元。

其士國際計劃以可用一般銀行信貸撥付根據該建議應付之代價約39,900,000港元。透過其士國際之可用一般銀行信貸撥付該建議所需資金之成本約為800,000港元，此乃假設貴集團於二零零四年三月三十一日前還款並動用上述融資時之現行利息成本計算。

其士國際現時持有其士建築已發行股本約35.9%。其士建築將於該建議完成後成為其士國際之全資附屬公司而其士建築之財務業績將計入其士國際之財務業績。假設該建議在截至二零零三年三月三十一日止財政年度開始時已經完成，將其士建築之業績計入其士國際，則其士國際集團於截至二零零三年三月三十一日止年度之備考純利將上升約7,030,000港元(每股其士國際股份0.026港元)(當中包括計劃股東目前佔有其士建築純利之64.1%)。根據貴公司所述及如「董事會函件」中「該建議對其士國際之財務影響」一節所載，屆時將有約9,100,000港元之負商譽轉撥出來。根據其士國際目前之會計政策，負商譽乃分五年攤銷，故假設其士國際於該建議完成後持有其士建築全部已發行股本逾51%，則其士國際於往後五年各年之綜合收益表將每年扣除約1,820,000港元。

根據上述因素及假設其士建築被成功私有化後可節省成本約1,250,000港元計算，其士國際於截至二零零三年三月三十一日止年度之備考盈利(假設私有化計劃在二零零二年四月一日已經實施)將約為108,900,000港元，或相等於每股其士國際股份約0.395港元(按該建議實施後已發行其士國際股份275,708,398股計算)。因此，每股其士國際股份之盈利於該建議完成後將稍為上升約6.8%。

3.6.2 在其士國際集團之有形資產淨值(「有形資產淨值」)方面

根據其士國際最近期經審核財務報表，其士國際集團於二零零三年三月三十一日錄得有形資產淨值約2,242,800,000港元，或每股其士國際股份之有形資產淨值約8.13港元(根據實施該建議後275,708,398股已發行其士國際股份計算)。

倘若其士建築成為其士國際之全資附屬公司，其士國際將錄得負商譽，金額相等於其士國際之收購價較其士建築有形資產淨值所存有之折讓。根據每股計劃股份之註銷價0.25港元及其士建築於二零零三年三月三十一日之資產淨值約76,400,000港元計算，有關負商譽約為9,100,000港元。因此，其士國際之有形資產淨值將增至約2,251,900,000港元或每股其士國際股份8.17港元，即每股其士國際股份之有形資產淨值上升約0.5%。

4. 結論

吾等構思意見時曾考慮以上主要因素及原因，特別是以下因素：

(a) 背景資料(載於上文段3.1)；

(b) 作出該建議之原因及該建議之益處(載於上文段3.2)；

(i) 相對於一九九六年分拆其士建築上市時之期望而言，其士建築保持上市地位之益處日漸減少；

(ii) 其士建築之業務增長前景受資金不足所限；

(iii) 其士建築未能獨力從外界籌集新資本或舉債集資；

(iv) 其士國際向其士建築提供全面資助而可能取得之益處；及

(v) 精簡若干行政、監管及規章責任，包括財務資源之運用更有效率；競投大規模項目時更加得心應手；及省卻保留其士建築上市地位所附帶之一切成本以及一家獨立上市公司之其他相關成本；

(c) 其士國際董事會對香港建築業未來十二個月之前景(詳見上文段3.3)審慎樂觀；

(d) 經參考同業公司之每股盈利及資產淨值後對該建議之評估(詳見上文段3.5)，特別是：

(i) 其士建築股份之買賣價相對最後買賣日每股其士建築股份之資產淨值；及

(ii) 註銷價較每股其士建築股份之資產淨值所存有之折讓並參考同業公司股價較每股資產淨值之折讓；

(e) 該建議完成後可能對其士國際帶來之財務影響(詳見上文段3.6)(包括以籌集該建議所需資金來說該建議的成本)，使到合併後之整體公司業績有輕微改善；

吾等相信：

(i) 就收購守則第2.4條而言，作出該建議符合其士國際股東之利益；及

(ii) 就上市規則第14章之規定而言，實行該建議(包括註銷價)對其士國際及其士國際股東整體而言屬公平合理。

因此，吾等建議其士國際董事會及其士國際獨立董事委員會，推薦其士國際獨立股東投票贊成將在其士國際股東特別大會上提呈之有關決議案以批准進行該建議。

此致

香港
九龍灣
宏開道八號
其士商業中心二十二樓
其士國際集團有限公司
其士國際獨立董事委員會及董事會

代表
卓怡融資有限公司
董事總經理
梁綽然
謹啟

二零零三年十一月十九日

責任聲明

本通函所載資料乃遵照上市規則而提供，旨在提供有關其士國際之資料。其士國際董事願就本通函所載資料之準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所深知及確信，本通函中所發表之意見均經過審慎周詳考慮後始行作出，且本通函並無遺漏任何其他事實致使本通函所載任何陳述具有誤導成份。

權益披露

(A) 其士國際董事於其士國際及其相聯公司證券之權益或短倉

於最後可行日期，其士國際董事於其士國際及其相聯公司（定義見證券及期貨條例第XV部）之股份、相關股份及債券中所擁有已根據證券及期貨條例第XV部第7及第8分部知會其士國際及聯交所之權益及短倉（包括其士國際董事根據上述證券及期貨條例條文被列為或視作擁有之權益及短倉），或必須並已記錄於根據證券及期貨條例第352條規定須予存置之登記冊內之權益及短倉，或根據標準守則須知會其士國際及聯交所之權益及短倉如下：

(i)　於其士國際及／或其相聯公司已發行股份之權益

(a)　其士國際權益－股份

其士國際董事姓名	所持其士國際股份數目 個人權益	家族權益	合計	概約權益百分比 (%)
周博士	138,602,863	－	138,602,863	50.27
郭先生	98,216	－	98,216	0.04
馮伯坤先生	91,290	－	91,290	0.03
譚先生	169,015	32,473	201,488	0.07
簡嘉翰先生	29,040	－	29,040	0.01

*　周博士實益擁有138,602,863股其士國際股份，佔其士國際已發行股本約50.27%。該等其士國際股份與下文B節中所披露之股份相同。

(b) 其士國際相聯公司權益－股份

董事名稱	相聯公司	個人權益	公司權益	家族權益	總數	概約權益百分比 (%)
		普通股數目				
周博士	其士科技	6,815,854	86,994,933*	–	93,810,787	54.75
	其士建築	61,036,489	89,385,444*	–	150,421,933	60.41
郭先生	其士科技	2,400,000	–	–	2,400,000	1.4
	其士建築	1,326,437	–	–	1,326,437	0.53
馮伯坤先生	其士科技	2,580,000	–	–	2,580,000	1.5
簡嘉翰先生	其士科技	451,200	–	–	451,200	0.26
譚先生	其士科技	400,000	–	10,400	410,400	0.24
	其士建築	625,796	–	7,142	632,938	0.26

* 周博士實益持有138,602,863股其士國際股份，即約50.27%其士國際股份。根據證券及期貨條例，周博士被視為擁有其士國際持有之其士科技股份86,994,933股及其士建築股份89,385,444股之權益，周博士並已就此向其士科技及其士建築作出知會。

(ii) 其士國際及／或相聯公司購股權計劃權益

其士國際及其士科技於一九九一年九月三十日採納購股權計劃（分別稱「其士國際舊計劃」及「其士科技舊計劃」）。該等計劃已於二零零一年九月二十九日屆滿，此後亦無再根據其士國際舊計劃及其士科技舊計劃授出其他購股權。於最後可行日期，根據其士國際及其相聯公司之購股權計劃授出而未行使之購股權詳情如下：

(a) 於其士國際權益－購股權

其士國際董事名稱	授出日期	可行使購股權之期限	每股行使價 (港元) (附註)	於二零零三年三月三十一日結餘 (附註)	已行使	已註銷	已失效	已出售 (附註)	於最後可行日期未行使
				購股權數目					
周博士	17/12/1999	30/06/2000 – 29/06/2003	2.44	1,690,000	–	–	–	1,690,000	–
郭先生	17/12/1999	30/06/2000 – 29/06/2003	2.44	1,070,000	–	–	–	1,070,000	–
馮伯坤先生	17/12/1999	30/06/2000 – 29/06/2003	2.44	1,070,000	–	–	–	1,070,000	–
簡嘉翰先生	17/12/1999	30/06/2000 – 29/06/2003	2.44	1,000,000	–	–	–	1,000,000	–
黃奇岳先生	17/12/1999	30/06/2000 – 29/06/2003	2.44	1,000,000	–	–	–	1,000,000	–
譚先生	17/12/1999	30/06/2000 – 29/06/2003	2.44	1,000,000	–	–	–	1,000,000	–

附註： 其士國際舊計劃所涉及之每股行使價及其士國際股份數目已就二零零三年六月六日生效之五合一股份合併作出調整。

於二零零三年三月三十一日起截至及包括最後可行日期期間，上述其士國際董事已全數出售彼等於根據其士國際舊計劃授出之購股權之權益。

(b) 其士國際相聯公司權益－購股權

於二零零三年三月三十一日，根據其士科技舊計劃已授出之購股權所涉及之股份數目為5,710,000股（已就二零零三年六月六日生效之五合一股份合併作出調整），相等於當日其士科技已發行股份之3.3%。二零零三年三月三十一日至二零零三年六月二十九日期間概無行使任何購股權。所有購股權均已於二零零三年六月二十九日屆滿。

其士國際股東於二零零二年九月二十日舉行之二零零二年度股東週年大會上批准其士國際購股權計劃（「其士國際計劃」）。其士國際股東及其士科技股東於二零零二年九月二十日在各自舉行之二零零二年度股東週年大會上批准其士科技另一項購股權計劃（「其士科技計劃」）。其士國際計劃及其士科技計劃完全符合上市規則第十七章之規定。於最後可行日期，並無購股權根據其士國際計劃及其士科技計劃而授出、行使、註銷或失效。

除上文所披露者外，就其士國際董事所知，於最後可行日期，概無其他人士於其士國際或任何相聯公司（定義見證券及期貨條例第XV部）之股份、相關股份及債券中擁有須根據證券及期貨條例第XV部第7及第8分部知會其士國際及聯交所之權益或短倉（包括彼根據上述證券及期貨條例條文被列為或視作擁有之權益或短倉），或須根據證券及期貨條例第352條規定記錄於該條所述登記冊內之權益或短倉；或須根據標準守則知會其士國際及聯交所之權益或短倉。

(B) 擁有根據證券及期貨條例第XV部第2及第3分部須予披露之權益或短倉之人士及主要股東

於最後可行日期，其士國際之唯一主要股東為周博士。就其士國際根據證券及期貨條例條文須予存置之登記冊所記錄，周博士持有138,602,863股其士國際股份，佔其士國際已發行股本約50.27%。

據其士國際董事所知，於最後可行日期，除上文所披露者外，概無任何其他人士於其士國際股份及相關股份中擁有須根據證券及期貨條例第XV部第2及第3分部向其士國際及聯交所披露之權益或短倉，亦概無任何人士直接或間接持有任何類別股本（附有權利在任何情況下可於其士國際之股東大會上投票之股本）面值百分之十或以上權益。

服務合約

於最後可行日期，其士國際董事與其士國際或其任何附屬公司之間並無任何尚未屆滿之合約，惟於一年內屆滿或僱主毋須支付賠償（法定賠償除外）而於一年內可予終止之服務合約除外。

專家及同意書

以下為曾在本通函提供有關意見之專家之資歷：

名稱	專業資格
卓怡融資	卓怡融資有限公司，其士國際董事會及其士國際獨立董事委員會之獨立財務顧問，根據證券及期貨條例獲發牌進行該條例項下第1、4、6及9類受規管活動之視作持牌法團

卓怡融資已就本通函之刊行發出同意書，表示同意按本通函所載形式及涵義轉載其函件及引述其名稱，且迄今並無撤回同意書。

於最後可行日期，卓怡融資概無擁有其士國際或其任何附屬公司或相聯公司股份中之實益權益或其他權益，亦無擁有可認購或指派他人認購其士國際股份或其任何附屬公司或相聯公司股份之權利(不論可否依法執行)或認購權，且自二零零三年三月三十一日(其士國際集團最近期已付印經審核財務報表之編製日期)以來，彼等亦無直接或間接擁有其士國際集團任何成員公司已收購或出售或租賃，或擬收購或出售或租賃之任何資產中的權益。

其他事項

- 自二零零三年三月三十一日(其士國際集團最近期已付印經審核財務報表之編算日期)以來，概無其士國際董事直接或間接擁有或曾經擁有其士國際或其任何附屬公司已收購、出售或租賃，或擬收購、出售或租賃的任何資產中的權益。

- 其士國際集團任何成員公司概無訂立任何其士國際董事擁有重大權益且與其士國際集團業務有重大關連的合約或安排。

- 其士國際董事並不知悉其士國際集團的財政或營業狀況自二零零三年三月三十一日(其士國際集團最近期已付印經審核財務報表之編製日期)以來有任何重大不利變動。

- 本通函的中英文文本如有歧異，概以英文文本為準。

備查文件

以下文件由本通函刊發日期起直至及包括二零零三年十二月五日辦公時間內，在其士國際之總辦事處可供查閱：

- 其士國際之組織章程大綱及細則；

- 其士國際獨立董事委員會函件，全文載於本通函第14頁；

- 卓怡融資於二零零三年十一月十九日發出之函件，全文載於本通函第15至27頁；及

- 本附錄「專家及同意書」一段所指之同意書。

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司

(於百慕達註冊成立之有限公司)

茲通告其士國際集團有限公司(「本公司」)訂於二零零三年十二月五日星期五上午十時正假座香港九龍灣宏開道八號其士商業中心二十二樓舉行股東特別大會，藉以審議及酌情批准下列將以普通決議案形式提呈之決議案：

普通決議案

「**動議**批准日期為二零零三年十一月十九日之本公司通函(其副本已呈上該大會，並由大會主席簽署以資識別)所載，其士國際集團有限公司根據百慕達一九八一年公司法(經修訂)第99條之協議安排方式(「計劃」)將其士建築集團有限公司私有化之建議(「私有化建議」)，並授權本公司董事作出彼等認為就實行私有化建議而言需要或權宜之一切行動或事情(包括但不限於同意對計劃作出百慕達最高法院認為適宜之任何修訂或增訂)。」

承董事會命
公司秘書
簡嘉翰

二零零三年十一月十九日

主要營業地點
香港九龍灣
宏開道八號
其士商業中心二十二樓

註冊辦事處
Canon's Court,
22 Victoria Street,
Hamilton, HM12,
Bermuda

附註：

1. 凡有資格出席本通告所召開之會議及於會上投票之股東，均可委派一名或以上代表代其出席會議及投票。代表人毋須為本公司股東。
2. 隨附本通告所召開之會議之代表委任表格。代表委任表格連同簽署後之授權書或其他授權文件(如有)或經由公證人簽署證明之授權書或其他授權文件副本，須於大會或任何續會舉行四十八小時前，交回本公司之香港股份過戶登記分處標準証券登記有限公司，地址為香港灣仔告士打道五十六號東亞銀行港灣中心地下，方為有效。填妥代表委任表格後，閣下仍可親身出席大會及於會上投票。倘股東出席大會，代表委任表格將被視為失效。
3. 倘為股份之聯名持有人，任何一名聯名持有人可親身或委派代表出席會議及投票，猶如其為唯一有權就該等股份投票者；惟倘多於一位聯名持有人親身或委派之代表出席會議，則上述出席人士中只有就該等股份在本公司股東名冊上排名於首之股東可獨有就該等股份投票。
4. 大會上之投票將以不記名表決方式進行。